    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                           WHITEHALL JEWELLERS, INC.
           (Exact name of the Registrant as specified in its charter)

                     DELAWARE                                           36-1433610
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                             155 NORTH WACKER DRIVE
                                   SUITE 500
                               CHICAGO, IL 60606
                                 (312) 782-6800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               JOHN R. DESJARDINS
               EXECUTIVE VICE PRESIDENT, FINANCE & ADMINISTRATION
                             155 NORTH WACKER DRIVE
                                   SUITE 500
                               CHICAGO, IL 60606
                                 (312) 782-6800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

             CHRISTINE A. LEAHY, ESQ.                            VALERIE FORD JACOB, ESQ.
                  SIDLEY & AUSTIN                        FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                  BANK ONE PLAZA                                    ONE NEW YORK PLAZA
                 10 SOUTH DEARBORN                               NEW YORK, NEW YORK 10004
              CHICAGO, ILLINOIS 60603

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED            PROPOSED
                                                                       MAXIMUM             MAXIMUM            AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE         OFFERING PRICE         AGGREGATE         REGISTRATION
           TO BE REGISTERED                    REGISTERED             PER SHARE        OFFERING PRICE            FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value(1)         3,363,750 shares(2)        $25.125(3)          $84,514,219           $22,312
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes associated preferred stock purchase rights to purchase 1/150 of a share of Series A Junior Participating Preferred Stock, par value $.001 per share. Rights initially are attached to and trade with the common stock of the Registrant. The value attributable to such rights, if any is reflected in the market price for common stock.

(2) Includes an aggregate of 438,750 shares of Common Stock which the Underwriters have the option to purchase from the Registrant and the selling stockholders to cover over-allotments, if any. See "Underwriting."

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c) under the Securities Act of 1933. Based upon the average high and low sale prices of the common stock on the Nasdaq National Market System on January 24, 2000.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WHITEHALL JEWELLERS AND THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WHITEHALL JEWELLERS AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

Prospectus (Not Complete)

Issued January 27, 2000

                                2,925,000 SHARES

                                 WHITEHALL LOGO

                                  COMMON STOCK
                            ------------------------

     Whitehall Jewellers, Inc. and the selling stockholders are offering shares of common stock in a firmly underwritten offering. Whitehall Jewellers is offering 2,300,000 shares and the selling stockholders are offering 625,000 shares. Whitehall Jewellers will not receive any of the proceeds of shares sold by the selling stockholders.

                            ------------------------

     Since January 27, 2000, the common stock has traded on the New York Stock Exchange under the symbol "JWL." Before January 27, 2000, the common stock traded on the Nasdaq National Market System under the symbol "WHJI." On January 26, 2000, the last reported sale price for the common stock on the Nasdaq National Market System was $25 3/4 per share.

                            ------------------------

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                               PER SHARE   TOTAL
                                                               ---------   -----
Offering Price..............................................       $         $
Discounts and Commissions to Underwriters...................       $         $
Offering Proceeds to Whitehall Jewellers....................       $         $
Offering Proceeds to the Selling Stockholders...............       $         $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Whitehall Jewellers and the selling stockholders have granted the underwriters the right to purchase up to an additional 345,000 and 93,750 shares of common stock, respectively, to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to
investors on or about              , 2000.

BANC OF AMERICA SECURITIES LLC                        CREDIT SUISSE FIRST BOSTON

                            WILLIAM BLAIR & COMPANY
                            ------------------------

                                               , 2000

                 [Whitehall logos; map of United States showing
              geographic locations of stores; pictures of stores]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Use of Proceeds.............................................    14
Dividend Policy.............................................    14
Price Range of Common Stock.................................    15
Capitalization..............................................    16
Selected Financial and Operating Data.......................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    19
Industry....................................................    28
Business....................................................    29
Management..................................................    40
Principal and Selling Stockholders..........................    43
Description of Capital Stock................................    47
United States Tax Consequences to Non-United States
  Holders...................................................    52
Underwriting................................................    55
Legal Matters...............................................    56
Experts.....................................................    56
Where You Can Find More Information.........................    57
Incorporation of Documents by Reference.....................    57
Index to Financial Statements...............................   F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference herein, contains "forward-looking statements" regarding our plans, expectations, estimates and beliefs within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact in this prospectus, including statements regarding our competitive strengths, business strategy, plans to open new stores in 2000, 2001 and 2002, individually and combined, plans to expand our presence in outlet malls, estimated average cost to open a new store, including net inventory, capital expenditures and pre-offering expenses, plans to develop a website and our e-commerce business, anticipated website development costs, plans to utilize new marketing initiatives such as direct mail and in-store promotions, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology.

     Although we believe that the expectations reflected in any forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus and expressly qualify all written and oral forward-looking statements attributable to us. These factors include, among others, risks related to our ability to successfully execute our expansion program, our need to identify and sign leases for most of the new stores we plan to open, potential fluctuation in our quarterly operating results due to seasonality, the susceptibility of our business to adverse economic conditions, the risk of losing key personnel or not attracting additional qualified personnel, significant competition and potential Internet competition, the potential decrease in availability or increase in cost of consumer credit, our dependence on major suppliers and on the availability of consigned merchandise, our leverage, our susceptibility to fluctuations in gem and gold prices, risks related to regulation, risks related to acquisitions, and the potential influence of our management and principal stockholders on our business.

     You should rely only on the information contained in this prospectus and in the documents incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that may be important to you. Before you decide to invest in Whitehall Jewellers you should read the entire prospectus carefully, including the "Risk Factors" section, our financial statements and the related notes included in this prospectus, and the documents incorporated by reference into this prospectus. References to "Whitehall Jewellers", "we", "us" and "our" refer to Whitehall Jewellers, Inc. and its subsidiaries but not to the underwriters. Unless otherwise indicated, the information contained in this prospectus reflects a 3-for-2 stock split we effected in the form of a stock dividend on January 4, 2000 and assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of common stock. Our fiscal year ends January 31. References to fiscal years by date refer to the fiscal year beginning February 1 of that calendar year. For example, "fiscal 1998" began on February 1, 1998 and ended on January 31, 1999.

                              WHITEHALL JEWELLERS

     Founded in 1895, Whitehall Jewellers is a leading, national specialty retailer of fine jewelry (based on number of stores) offering an in-depth selection in the following key categories: diamond, gold, precious and semi-precious jewelry. Our target customers are middle to upper-middle income women over 25 years old. As of January 26, 2000, we operated 290 mall based stores in 32 states under the established brand names of Whitehall Co. Jewellers (235 stores), Lundstrom Jewelers (52 stores) and Marks Bros. Jewelers (3 stores). Our small but flexible store format, averaging 878 square feet, and our strong sales culture contribute to our highly productive stores which averaged annual sales of approximately $1.1 million per store in fiscal 1998. Our merchandising and marketing expertise, including the use of non-recourse credit, have also contributed to our 24 consecutive quarters of positive comparable store sales growth through October 31, 1999.

     We have more than doubled our store base since 1994 through organic growth, the 1998 acquisition of 36 Jewel Box stores and opportunistic acquisitions of real estate leases through the strategic purchase of single or multiple retail locations (both jewelry and other formats). This store growth, combined with an average 7.4% comparable store sales increase over the past five years, produced total sales of $238.9 million in fiscal 1998, resulting in a compound annual rate of growth in sales of 22.3% since fiscal 1994. Due to our operating efficiencies during the same period, operating income grew at a compound annual rate of 23.6% to $27.3 million in fiscal 1998, reflecting an operating margin of 11.4%. For the nine months ended October 31, 1999 our sales were $187.8 million, representing a 37% increase over the comparable 1998 period. Income from operations and net income for the nine months ended October 31, 1999 increased 51.3% and 51.1%, respectively. In fiscal 1999, we opened 46 new stores and closed six stores as compared to fiscal 1998, when we opened 70 stores (which includes the 36 Jewel Box stores) and closed or sold 11 stores. In connection with this offering, we have recently accelerated our growth strategy by increasing our planned new store openings in fiscal 2000 to 62 stores from 50 stores and by increasing our planned new store openings in fiscal 2000, 2001 and 2002 combined to 200 stores.

OPERATING STRATEGY

     Small, Flexible Store Format. We believe that we have a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to:

     - our small average store size of approximately 878 square feet, which, while considerably smaller than the average store size of many of our mall-based competitors, generates comparable sales volumes;

     - our ability to adapt our store design to various sizes and configurations; and

     - our high average sales per square foot (approximately $1,273 for the 12 months ended October 31, 1999).

     Our stores are located in high visibility mall locations and provide our customers with a comfortable and inviting shopping environment. We have followed a disciplined and systematic approach when evaluating new store opportunities. We select locations for our stores based on an evaluation of individual site economics and market conditions. Because of our flexible store format and our reputation among mall developers as a strong tenant, we have historically received more offers for attractive new store sites than we can accept. We are, and have been, opportunistic in acquiring other retail formats in a single store or multiple store acquisition.

     Attractive Store Operating Model. Our store model has proven to be very attractive across brands, mall locations and in both new and existing markets. New stores opened in fiscal 1998 (excluding the acquired Jewel Box stores) performed at approximately 90% of mature store sales in their first year of operation. Based on our experience with recent store openings, we estimate that the average net investment to open a new store is approximately $650,000, which includes capital expenditures and initial inventory, net of payables. During their first full 12 months of operations, our new stores opened in fiscal 1998 generated average net sales of approximately $1,050,000 and store-level operating cash flow (defined as income from operations plus depreciation and amortization) of approximately $176,000, or approximately 16.8% of net sales.

     Consistent Brand Imaging. We reinforce the upscale, trustworthy image of our store brand names, Whitehall Jewellers and Lundstrom Jewelers, with consistent merchandise selection and price points, store layout and fixtures, packaging, marketing and promotions. Whitehall Co. Jewellers is our primary trademark and is positioned to be somewhat more upscale than the average mall-based jewelry store. Additionally, having two strong brands allows us to enter a given mall with multiple locations, leverage our infrastructure within a given region and increase the number of potential store sites available to us.

     Differentiated Merchandising. We offer an in-depth selection of high-quality merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented toward our target customer, the middle to upper-middle income woman over 25 years old. Within these categories, we augment our selection with consignment items which reflect more fashion forward themes, providing increased selection while minimizing our inventory risk.

     Motivated, Sales-Oriented Store Personnel. We believe that the quality of our sales personnel is critical to our success and represents a significant competitive advantage. To assist our sales personnel in their selling efforts, our sales personnel are authorized to discount prices within specifically developed guidelines. Compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis.

     Absence of Recourse Credit Risk. We operate based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, our private label credit cards (which are available through a third party and are non-recourse to us), or other non-recourse third party credit arrangements. Our strict policy eliminates credit risk associated with a customer's failure to pay. This policy also distinguishes us from most of our competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales.

     Strict Operating Controls. Our management team exercises significant control over many non-sale aspects of our store operations, including site selection, purchasing, store development, financial reporting and sales training. We believe that this commitment to operational control enables us to:

     - operate substantially all of our stores on a profitable basis;

     - identify opportunities to improve productivity quickly; and

     - react quickly to shifts in product pricing and consumer purchasing trends.

     Emphasis on Risk Management. One of our management's strengths is our disciplined approach to the core elements of our business model. While we continue to evolve, there are certain key operating strategies that are designed to mitigate risk to our business. They include our small, flexible store format, our non-recourse credit policy and our use of consignment inventory.

     Experienced Management Team. Our five person executive management team has on average 18 years of retail industry experience and 15 years of experience with Whitehall Jewellers. In addition, after the completion of the offering this group will continue to have a combined beneficial interest in the company in excess of 15.4% of our common stock.

GROWTH STRATEGY

     Accelerate New Store Growth. In fiscal 1997 and fiscal 1998, we opened a total of 64 stores and acquired 36 stores through the acquisition of the Jewel Box chain. In fiscal 1999, we opened 46 new stores. During this growth period we entered 20 new markets, including eight new states. Based on our successful track record of opening and/or converting these new stores and our solid infrastructure to support our expansion strategy, we believe we are well positioned for accelerated growth over the next several years. As of January 26, 2000, we have already identified substantially all of the 62 sites we intend to select for fiscal 2000, and we have reached understandings with respect to 54 of these stores. We anticipate that, in the near term, approximately 80% of new stores each year will be in existing markets and 20% will be in new markets. In addition, we expect to continue to evaluate acquisition opportunities as they arise as an element of our growth strategy.

     Refine Merchandising Initiatives. We continue to refine our merchandise mix and improve the quality of our product offerings, resulting in an increase in the number of customer transactions and the average transaction value per customer. We intend to continually apply these practices, by increasing the quality, selection and price points of our core items -- diamonds, gold, precious and semi-precious jewelry.

     Enhance Sales and Marketing Initiatives. We use direct marketing, in-store promotions and intend to use our new website in our marketing process to drive comparable store sales. We plan to leverage our customer file of over one million names with additional direct mailing initiatives. In the first half of fiscal 2000, we plan to launch e-commerce capabilities to complement our store-based operations.

RECENT DEVELOPMENTS

     We offer a layaway program that enables our customers to hold an item at our stores and pay for it over a one-year period without interest charges. We retain possession of merchandise placed in layaway until the customer has made all required payments. On December 3, 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101, among other things, requires that layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin needs to be adopted no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, we have elected to adopt this pronouncement in the first quarter of fiscal year 2000. It is expected that we will reflect a charge of approximately $3.0 million, net of a 40% tax benefit, which will be presented as a cumulative effect of this accounting change as of February 1, 2000.
                             ---------------------

     We are incorporated under the laws of Delaware. Our principal executive offices are located at 155 North Wacker Drive, Suite 500, Chicago, IL 60606 and our telephone number is (312) 782-6800. We maintain a site on the World Wide Web at http://www.whitehalljewellers.com; however, the information found on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by Whitehall
Jewellers.............................      2,300,000 shares

Common stock offered by the selling
stockholders..........................        625,000 shares

Total shares to be offered............      2,925,000 shares

Common stock outstanding after the
offering..............................     16,809,744 shares

Use of proceeds.......................     Upon the completion of this offering,
                                           we expect to receive $55.8 million in
                                           net proceeds (assuming an estimated
                                           offering price per share of $25.75).
                                           We intend to use the proceeds:

                                           - to reduce debt under our existing
                                             credit facility (which debt may be
                                             subsequently reborrowed),

                                           - to accelerate new store openings,
                                             and

                                           - for working capital and other
                                             general corporate purposes.

                                           We will not receive any of the
                                           proceeds from the sale of common
                                           stock by the selling stockholders.

New York Stock Exchange symbol........     JWL

     The information regarding shares of common stock outstanding after the offering is based on the number of shares of common stock outstanding as of January 21, 2000 and assumes that the underwriters do not exercise their over-allotment option. The number of shares outstanding excludes 2,611,769 shares reserved for issuance under our incentive compensation and stock purchase plans, of which options to purchase 2,081,805 shares at an average exercise price of $9.85 are currently outstanding.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth certain of our financial and operating data. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 1999 (fiscal 1998) and each of the two prior fiscal years are derived from our audited financial statements. The interim period data for the nine months ended October 31, 1998 and 1999 are derived from our unaudited financial statements. This summary financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus.

                                                                             NINE MONTHS ENDED
                                       FISCAL YEAR ENDED JANUARY 31,            OCTOBER 31,
                                     ----------------------------------   -----------------------
                                       1997        1998         1999         1998         1999
                                     --------   ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $155,474   $  188,898   $  238,942   $  136,916   $  187,754
Gross profit.......................    64,340       78,025       99,574       53,931       74,649
Income from operations.............    19,031       22,216       27,313        7,713       11,671
Income from continuing operations
  before taxes.....................    12,038       18,410       23,190        4,857        7,353
Net income.........................  $ 17,400   $   10,195   $   14,262   $    2,992   $    4,521
Earnings per share before
  extraordinary
  items -- Diluted(1)..............  $   0.60   $     0.73   $     0.92   $     0.19   $     0.30
Weighted average shares
  outstanding -- Diluted(1)........    12,324       15,338       15,495       15,534       15,079
SELECTED OPERATING DATA:
Stores open at end of period.......       164          191          250          244          289
Average net sales per store(2).....  $990,000   $1,045,000   $1,073,000   $1,044,000   $1,116,000
Average net sales per gross square
  foot(3)..........................  $  1,247   $    1,325   $    1,323   $    1,287   $    1,273
Average merchandise sale...........  $    255   $      273   $      286   $      296   $      315
Comparable store sales
  increase(4)......................       7.9%         4.8%         5.8%         4.0%        10.9%

                                                                AS OF OCTOBER 31, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(5)
                                                               ------     --------------
BALANCE SHEET DATA: (at end of period)
Working capital.............................................  $ 19,805       $ 75,605
Total assets................................................   229,893        229,893
Total debt..................................................    83,269         27,469
Stockholders' equity........................................    57,042        112,842

-------------------------
(1) All diluted earnings per share and weighted average shares outstanding amounts reflect our 3 for 2 stock split effected in the form of a stock dividend on January 4, 2000.

(2) Average net sales per store represents the total net sales for stores open a full fiscal year divided by the total number of such stores.

(3) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores. For the nine-month period ended October 31, 1999, trailing 12 month data was used.

(4) A store becomes comparable after it has been open for 12 full months. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999.

(5) Adjusted to reflect the completion of this offering and the use of the proceeds thereof.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below, associated with an investment in our common stock. Such risks could have a material adverse effect on our business, financial condition or results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus (including the documents incorporated by reference into this prospectus), before you decide whether to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face; additional risks and uncertainties, including those of which we are not aware or which we currently deem immaterial, may also adversely affect our business.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXECUTE OUR EXPANSION PROGRAM.

     The growth of our net sales and earnings will depend to a significant degree on our ability to expand our operations through the opening of new stores in existing and new markets and to operate those stores profitably. The results achieved by new stores may vary substantially. We currently operate 290 stores in 32 states and plan to open a total of 62 new stores in fiscal 2000 compared to 46 new stores opened in fiscal 1999. We have recently increased our planned store openings to 62 from 50 for fiscal 2000 and to a total of approximately 200 for fiscal 2000, 2001 and 2002 combined, contingent upon the completion of this offering of common stock. However, we may not be able to open all of the stores discussed in our growth strategy and any new stores that we open may not be profitable.

     Achieving our expansion goals will depend on a number of factors, including our ability to identify and secure suitable locations on acceptable terms, open new stores in a timely manner, adapt our distribution and other managerial and operational systems to an expanded network of stores, hire and train additional store and supervisory personnel, and integrate new stores into our operations on a profitable basis. Our expansion plan could also be materially adversely impacted by adverse national and regional economic conditions, including a recession. In addition, opening new stores in our existing markets could have the effect of diminishing sales at our other stores in these markets. We also cannot assure you that our store format and operating strategy will be effective in new markets. We anticipate that there will continue to be significant competition among specialty retailers for desirable store sites and qualified personnel.

     There can be no assurance that we will be able to open and operate new stores on a timely and profitable basis and our expansion could be significantly slower than our current plans due to a number of factors. We have not identified most of the sites or signed leases for most of the sites we plan to enter in 2001 and 2002. In addition, we cannot assure you that our new Whitehall store concept will be successful in our existing or new markets. If we are unsuccessful in executing our expansion program our financial condition and operating results could be materially adversely affected. Furthermore, we will continually need to evaluate the adequacy of our store management and systems to manage our planned expansion. To manage our growth effectively, we must continue to develop and improve our operational and financial systems. Failure to maintain adequate and efficient systems could have a material adverse effect on our results of operations or financial condition.

     We expect to fund the opening of new stores with cash flow from operating activities and borrowings under our credit facility. We estimate that the cost of opening a new store on average is approximately $650,000, including initial inventory (net of payables) and capital expenditures. However, the actual cost of opening any new store may be greater than this current estimate. If we expand more rapidly than our current plans anticipate, or if we fail to generate sufficient cash flow, we may require additional capital (in addition to the proceeds of this offering of common stock) in order to finance our expansion. In particular, we will need to reborrow amounts we are repaying with the proceeds of this offering in order to complete our expansion plan. There can be no assurance as to the future availability or terms of additional financing. Failure to obtain such financing on acceptable terms could require us to alter our expansion plans or otherwise adversely affect our business. A change in our expansion plans could have a material adverse effect on our results of operations or financial condition.

     We will also continue to evaluate acquisition opportunities as they arise as an element of our growth strategy. In 1998, for example, we acquired a jewelry chain which added 36 stores located in eight states. It is possible that recent or future acquisitions could have an adverse effect upon our operating results, particularly in the fiscal quarters immediately following the completion of such transactions, while the operations of the acquired entities are being integrated into our operations. Acquisitions involve risks that could cause our actual growth to differ from our expectations. For example:

     - We may not be able to successfully integrate acquired businesses in a timely manner. We may also incur substantial costs, delays or other operational or financial problems during the integration process and our operating results could be adversely affected during the integration process.

     - We could be required to incur additional indebtedness to finance acquisitions.

     - We could be required to amortize goodwill or other intangible assets, which would have an adverse effect on our net income.

     - We could elect to finance future acquisitions by using common stock for some or all of the purchase price, which would dilute the ownership interests of stockholders.

     We currently have no agreements or understandings with respect to any acquisitions and may not make any acquisitions in the future.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE DUE TO SEASONALITY AND OTHER FACTORS, AND VARIATION IN QUARTERLY RESULTS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Our business is highly seasonal, with a significant portion of our sales and most of our net income generated during the fourth fiscal quarter ending January 31. Sales in the fourth quarter of fiscal 1998 accounted for 42.7% of annual sales for such fiscal year and income from operations for the fourth quarter of fiscal 1998 accounted for 71.8% of annual income from operations for such fiscal year. We have historically experienced lower net sales and minimal or negative net income in each of our first three fiscal quarters and we expect this trend to continue for the foreseeable future. We expect to continue to experience fluctuations in our net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on our annual results of operations. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in our merchandise, general economic, industry and weather conditions that affect consumer spending, and actions of competitors.

WE MAY NOT BE ABLE TO ACHIEVE COMPARABLE STORE SALES GAINS IN THE FUTURE.

     A variety of factors affect our comparable store sales results, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of our merchandising strategies, the success of our marketing and promotional programs, and our ability to otherwise execute our business strategy. We experienced a 5.8% and 11.5% comparable store sales increase in fiscal 1998 and in the first 11 months of fiscal 1999, respectively. We do not expect comparable store sales to increase at such rates in the future, and there can be no assurance that we will continue to achieve comparable store sales gains. Our comparable store sales results could cause the price of our common stock to fluctuate substantially.

OUR BUSINESS IS PARTICULARLY SUSCEPTIBLE TO ADVERSE ECONOMIC CONDITIONS.

     Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of our operations and our ability to execute our expansion plans depend to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions) affecting disposable consumer income such as employment wages and salaries, business conditions, interest rates, availability and cost of credit and taxation, for the economy as a whole and in regional and local markets where we operate. In addition, we are dependent upon the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for our stores. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or a decrease in mall traffic, thereby negatively impacting our results of operations or financial condition and ability to execute our expansion plans.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT ADDITIONAL QUALIFIED PERSONNEL AS WE GROW, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     We are highly dependent upon the ability and experience of our senior executives and other key employees, including Hugh M. Patinkin, Chairman, President and Chief Executive Officer, John R. Desjardins, Executive Vice President, Finance & Administration, Matthew M. Patinkin, Executive Vice President, Store Operations, Manny A. Brown, Executive Vice President, Store Operations, and Lynn D. Eisenheim, Executive Vice President, Merchandising. The loss of services of one or more of these individuals or other members of management could have a material adverse effect on our results of operations or financial condition. We do not maintain "key executive" life insurance on any of our executives and we have not entered into employment agreements with our key executive officers. Our success also depends on our ability to continue to attract, manage and retain other qualified personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

WE FACE SIGNIFICANT COMPETITION.

     The retail jewelry business is fragmented and highly competitive. We compete with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. A number of our competitors are substantially larger and have greater financial resources than us. We believe that the primary competitive factors affecting our operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. We also believe that we compete for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry. In addition, we compete with jewelry and other retailers for desirable locations and qualified personnel. The foregoing competitive conditions (which could intensify) may adversely affect our results of operations or financial condition and ability to successfully execute our expansion plans.

     We also face significant new competition from Internet jewelry retailers. Direct marketing of fine jewelry, including marketing of jewelry via the Internet, historically has not met with substantial consumer acceptance. However, in the past year a number of well-financed businesses have announced plans to market fine jewelry via the Internet and some have begun selling fine jewelry via the Internet. Large scale consumer acceptance of Internet fine jewelry retailing could transform the jewelry retailing business, result in lower price points and margins, and have a substantial adverse effect on our results of operations or financial condition. Although we plan to launch an e-commerce sales program in the first half of 2000, there can be no assurance that this initiative will be successful. Our ability to develop a successful e-commerce site may depend to a substantial degree on building brand recognition of the site which may require substantial marketing costs.

A DECREASE IN AVAILABILITY OR AN INCREASE IN COST OF CONSUMER CREDIT COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

     The third party credit we offer to our customers is supplied to us primarily through a "private label" credit card arrangement with Monogram Credit Services, L.L.C., a joint venture between Bank One, N.A. and G.E. Capital Corporation, and other credit programs offered by other financial institutions. During fiscal 1998, private label credit card sales accounted for approximately 39% of our net sales while total credit sales, including major credit cards such as Visa, MasterCard, American Express and others, generally constituted approximately 73% of our net sales. The loss or any substantial modification of any of these arrangements could have a material adverse effect on our results of operations or financial condition. During periods of increasing consumer credit delinquencies in the retail industry generally, financial institutions may reexamine their lending practices and procedures. There can be no assurance that increased delinquencies being experienced by providers of consumer credit generally would not cause providers of third party credit offered by us to decrease the availability or increase the cost of such credit. See
"Business -- Credit."

WE DEPEND ON OUR MAJOR SUPPLIERS AND ON THE AVAILABILITY OF CONSIGNED
MERCHANDISE.

     We do not manufacture our own merchandise but instead work closely with a number of suppliers. During the first 11 months of fiscal 1999, our largest supplier accounted for approximately 13% of our total purchases, and our largest five suppliers accounted for approximately 38% of such purchases. Our relationships with our primary suppliers are generally not pursuant to long-term agreements. Although we believe that there are a number of suppliers of fine jewelry, the loss of one or more of our major suppliers, particularly at critical times during the year, could have a material adverse effect on our results of operations or financial condition.

     A substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing our direct capital investment in inventory. The weighted average percentage of our total inventory that was carried on consignment for fiscal 1996, 1997 and 1998 and the first nine months of fiscal 1998 and 1999 (based on the inventory levels at the end of each fiscal quarter) was 17.3%, 18.3%, 20.1%, 19.5%, and 21.2%, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, our financial condition and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on our results of operations or financial condition.

OUR CURRENT LEVELS OF DEBT COULD IMPACT OUR OPERATIONS IN THE FUTURE.

     Our debt as of October 31, 1999 would have been approximately $27.5 million and approximately 19.5% of our total debt and stockholders' equity, calculated on an as-adjusted basis after giving effect to this offering of common stock and the anticipated use of net proceeds generated thereby. Our debt levels fluctuate from time to time based on seasonal working capital needs.

     The degree to which we are leveraged could impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. In addition, we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage, and our leverage could make us more vulnerable to changes in general economic conditions or factors affecting the jewelry business generally. In addition, our credit facility includes negative covenants and financial covenants which could restrict or limit our operations.

     A substantial portion of our indebtedness bears interest at fluctuating rates, and changes in interest rates or rates charged under our gold consignment facility could adversely affect our results of operations or financial condition.

OUR BUSINESS IS PARTICULARLY SUSCEPTIBLE TO FLUCTUATIONS IN GEM AND GOLD PRICES.

     Our company and the jewelry industry in general are affected by fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During the first 11 months of fiscal 1999, diamonds, gold, precious and semi-precious jewelry accounted for approximately 98% of our net merchandise sales. A significant change in prices or in the availability of diamonds, gold or other precious and semi-precious metals and stones could have a material adverse effect on our results of operations or financial condition. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization, a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa (CSO). The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the CSO and our suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect us and the retail jewelry industry as a whole. Higher priced jewelry items tend to have a slower rate of turnover, thereby increasing the risks to us associated with price fluctuations and changes in fashion trends.

     We have a gold consignment facility with a lending institution pursuant to which we accept as consignee, and are responsible to return at some future date, a fixed number of ounces of gold. The periodic charges we pay are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to us of the gold consignment and the eventual cost to us upon the termination of this arrangement. Furthermore, borrowing availability under our revolving credit facility is based on amounts outstanding thereunder, including the value of consigned gold under the gold consignment facility which fluctuates based on current gold prices. Therefore, an increase in the price of gold would reduce availability under our revolving credit facility.

WE ARE SUBJECT TO SUBSTANTIAL REGULATION.

     Our operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to our customers is provided by third parties without recourse to us based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to our customers and, consequently, our results of operations or financial condition.

     Our operations are also affected by federal and state laws relating to marketing practices in the retail jewelry industry. In marketing to our customers, we compare most of our prices to "reference prices." Our literature indicates to customers that our reference price for an item is either the manufacturer's suggested retail price or our determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not our current selling price or the price at which we formerly sold such item. We are, from time to time, subject to regulatory investigation relating to our use of "reference prices" in marketing to our customers. Although we believe that pricing comparisons are common in the jewelry business, there can be no assurance that this practice would be upheld. An investigator for the Office of Consumer Affairs for the Commonwealth of Virginia recently requested that we substantiate our advertised claim of 50% off "reference prices." We are currently responding to that request. The investigation is in a preliminary stage.

MANAGEMENT AND PRINCIPAL STOCKHOLDERS COULD HAVE SUBSTANTIAL INFLUENCE OVER US.

     After consummation of this offering of common stock, our five senior executive officers (Messrs. H. Patinkin, Desjardins, M. Patinkin, Eisenheim and Brown) will beneficially own approximately 15.4% of the shares of outstanding common stock. By virtue of such holdings, and if and to the extent these senior executive officers act in concert, they will have substantial influence over the election of directors and other matters, including the outcome of many fundamental corporate transactions (such as mergers and sales of all or substantially all of our assets) requiring stockholder approval. The interests of these executive officers may not be consistent with the interests of our other stockholders and these officers may support positions with which you disagree.

THE PRICE OF OUR COMMON STOCK COULD BE VOLATILE.

     There has been in recent years and may continue to be significant volatility in the market price for our common stock, and there can be no assurance that an active market for our common stock can be sustained. See "Price Range of Common Stock and Dividend Policy." Our stock price may rise and fall in a manner which is not related to our performance. Factors such as quarterly fluctuations in our financial results, whether or not our quarterly results meet or exceed analysts' or investors' expectations, our comparable store sales results, announcements by us and other jewelry retailers, the overall economy and the condition of the financial markets and general events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

ANTI-TAKEOVER PROVISIONS IN DELAWARE LAW AND OUR CHARTER AND BY-LAWS COULD DELAY OR DEFER A CHANGE IN CONTROL.

     Certain provisions of our certificate of incorporation and by-laws and certain sections of the Delaware General Corporation Law, including those which authorize our board of directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms of preferred stock without further action by stockholders, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors (including takeovers which some stockholders may deem to be in their best interests). These provisions could delay or frustrate the removal of incumbent directors or the assumption of control by an acquiror, even if such removal or assumption of control would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they would be beneficial, in the short term, to the interests of our stockholders.

     The specific provisions of our certificate of incorporation which may be deemed to have an anti-takeover effect include, among others, the following:

     - a classified board of directors serving staggered three-year terms;

     - the elimination of stockholder voting by written consent;

     - a provision providing that only the President or board of directors may call special meetings of stockholders;

     - the removal of directors only for cause, and then only by the holders of at least a majority of the outstanding shares entitled to vote for such removal;

     - a provision permitting the board of directors to take into account factors in addition to potential economic benefits to stockholders; and

     - advance notice requirements for stockholder proposals and nominations for election to the board of directors.

     We are also subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of our common stock. We also have entered into severance agreements with our senior executives which could increase the cost of any potential acquisition of us. See
"Management -- Severance Agreements."

     In addition, our board of directors has adopted a stockholders rights plan pursuant to which each share of our common stock has associated with it one right entitling our stockholders, upon the occurrence of a triggering event, to purchase shares of our preferred stock or shares of the acquiror at a discount from the prevailing market price. Triggering events generally include events or transactions that relate to a potential acquisition, merger or consolidation involving Whitehall Jewellers that has not been approved by our board of directors. The stockholders rights plan may be deemed to have an anti-takeover effect and may discourage or prevent takeover attempts not first approved by our board of directors (including takeovers which certain stockholders may deem to be in their best interests). See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions" and "-- Preferred Stock Purchase Rights."

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the 2,300,000 shares of common stock offered by us at the assumed public offering price of $25.75 per share, after deducting underwriting discounts and estimated offering expenses payable by us, of approximately $55.8 million ($64.2 million if the underwriters' over-allotment option is exercised in full). We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

     We intend to use the net proceeds from this offering (a) to fully repay the outstanding balance of the revolving portion of our credit facility (which was $36.4 million as of January 26, 2000), plus accrued interest thereon, subject to reborrowings, (b) to accelerate the pace of new store openings (which may include selective acquisitions) and (c) for working capital and other general corporate purposes. Interest under our credit facility is based, at our option, on Eurodollar rates or the bank's prime rate. Interest on the revolving portion of our credit facility as of January 26, 2000 averaged 7.4% per annum. The revolving portion of our credit facility matures on September 10, 2003. We expect to reborrow under our credit facility as needed to fund our store expansion program, working capital needs and for general corporate purposes.

     Pending application of the proceeds to the uses we have specified above, we intend to invest the net proceeds of the offering in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance our operations and growth, and we do not expect to pay dividends in the foreseeable future. Our board of directors will determine any future change in dividend policies based on financial conditions, profitability, cash flow, capital requirements, and business outlook, as well as other factors relevant at the time. Our credit facility restricts our ability to pay dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is currently traded on the New York Stock Exchange under the symbol "JWL." Prior to January 27, 2000 our common stock was traded on the Nasdaq National Market under the symbol "WHJI." The table below sets forth, for the periods presented, the range of high and low closing prices for our common stock as reported on the Nasdaq National Market, in each case as adjusted to reflect the three-for-two stock split effected on January 4, 2000.

                                                                  COMMON STOCK PRICE
                                                                 ---------------------
                                                                   HIGH         LOW
                                                                   ----         ---
Year ended January 31, 1999:
  First Quarter.............................................       $13 21/64    $11 1/2
  Second Quarter............................................        13           10 21/64
  Third Quarter.............................................        12 5/64       6 43/64
  Fourth Quarter............................................        12            7 1/2
Year ended January 31, 2000:
  First Quarter.............................................        11 53/64      8 21/64
  Second Quarter............................................        18 13/64     10 19/64
  Third Quarter.............................................        20 1/4       15 59/64
  Fourth Quarter (through January 26, 2000).................        27 3/4       15 21/64

     On January 26, 2000, the closing price of our common stock as reported on the Nasdaq National Market System was $25.75 per share. As of January 21, 2000, we had approximately 185 holders of record of common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 31, 1999 and as adjusted to reflect the sale of common stock offered by us in this offering. You should read this information in conjunction with our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

                                                                 OCTOBER 31, 1999
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(1)
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Credit facility(2)........................................  $ 64,129     $  8,329
  Current portion of long-term debt.........................     3,000        3,000
  Outstanding checks, net...................................     5,854        5,854
                                                              --------     --------
          Total.............................................  $ 72,983     $ 17,183
                                                              --------     --------
Long-term debt:
  Term loan.................................................  $ 15,500     $ 15,500
  Subordinated notes:.......................................       640          640
                                                              --------     --------
          Total.............................................    16,140       16,140
Stockholders' equity:
  Common stock and additional paid-in capital...............    60,368      116,468
  Accumulated earnings......................................     6,671        6,671
  Less treasury stock.......................................    (9,997)      (9,997)
                                                              --------     --------
          Total stockholders' equity........................    57,042      113,142
                                                              --------     --------
          Total capitalization..............................  $ 76,182     $132,282
                                                              ========     ========

---------------

(1) As adjusted to give effect to (i) the issuance of 2,300,000 million shares at an estimated public offering price of $25.75 per share, less underwriting discounts and other expenses payable by us, (ii) the receipt of $0.3 million in proceeds from the exercise of options to purchase 40,000 shares in connection with this offering, and (iii) the anticipated use of proceeds from this offering.

(2) Borrowings under our credit facility fluctuate throughout the year based on the seasonality of working capital needs. During the first nine months of fiscal 1999, average borrowings under our credit facility (excluding the current portion of long-term debt) were approximately $48.4 million. As of January 26, 2000, there was $36.4 million outstanding under the revolving portion of our credit facility.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data. The statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 1999 (fiscal 1998) and each of the four prior fiscal years are derived from our audited financial statements. The interim period data for the nine months ended October 31, 1999 and 1998 have been derived from and should be read in conjunction with our unaudited financial statements. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements.

                                                                                           NINE MONTHS ENDED
                                          FISCAL YEAR ENDED JANUARY 31,                       OCTOBER 31,
                             --------------------------------------------------------   -----------------------
                               1995       1996       1997        1998         1999         1998         1999
                             --------   --------   --------   ----------   ----------   ----------   ----------
                                                                                              (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS
DATA:
Net sales..................  $106,683   $131,022   $155,474   $  188,898   $  238,942   $  136,916   $  187,754
Cost of sales (including
  buying and occupancy
  expenses)................    64,223     77,722     91,134      110,873      139,368       82,985      113,105
                             --------   --------   --------   ----------   ----------   ----------   ----------
Gross profit...............    42,460     53,300     64,340       78,025       99,574       53,931       74,649
Selling, general and
  administrative
  expenses.................    30,748     37,887     45,309       55,809       72,261       46,218       62,978
                             --------   --------   --------   ----------   ----------   ----------   ----------
Income from operations.....    11,712     15,413     19,031       22,216       27,313        7,713       11,671
Interest expense...........    10,594     12,314      6,993        3,806        4,123        2,856        4,318
Stock award expense........        --        461         --           --           --           --           --
ESOP compensation
  expense..................       547        590         --           --           --           --           --
                             --------   --------   --------   ----------   ----------   ----------   ----------
Income from continuing
  operations before
  taxes....................       571      2,048     12,038       18,410       23,190        4,857        7,353
Income tax expense
  (benefit)(1).............        --    (14,924)     4,695        7,180        8,928        1,865        2,832
                             --------   --------   --------   ----------   ----------   ----------   ----------
Net income before
  extraordinary items......       571     16,972      7,343       11,230       14,262        2,992        4,521
Extraordinary item,
  net(2)...................        --         --     10,057       (1,035)          --           --           --
                             --------   --------   --------   ----------   ----------   ----------   ----------
Net income.................  $    571   $ 16,972   $ 17,400   $   10,195   $   14,262   $    2,992   $    4,521
                             ========   ========   ========   ==========   ==========   ==========   ==========
Earning per share before
  extraordinary items --
  Diluted(3)...............  $   0.07   $   2.33   $   0.60   $     0.73   $     0.92   $     0.19   $     0.30
Weighted average shares
  outstanding --
  Diluted(3)...............     7,806      7,284     12,324       15,338       15,495       15,534       15,079
                             --------   --------   --------   ----------   ----------   ----------   ----------
SELECTED OPERATING DATA:
Stores open at end of
  period...................       131        146        164          191          250          244          289
Average net sales per
  store(4).................  $836,000   $936,000   $990,000   $1,045,000   $1,073,000   $1,044,000   $1,116,000
Average net sales per gross
  square foot(5)...........  $  1,068   $  1,187   $  1,247   $    1,325   $    1,323   $    1,287   $    1,273
Average merchandise sale...  $    229   $    245   $    255   $      273   $      286   $      296   $      315
Comparable store sales
  increase(6)..............       7.6%      11.0%       7.9%         4.8%         5.8%         4.0%        10.9%
BALANCE SHEET DATA: (at end
  of period)
Working capital............  $ 20,460   $ 21,512   $ 25,824   $   34,967   $   38,478   $   27,765   $   19,805
Total assets...............    61,512     87,403     93,533      118,003      169,606      182,325      229,893
Total debt.................   110,806    107,891     21,267       28,907       49,526       64,502       83,269
Stockholders' equity
  (deficit)................   (66,578)   (47,858)    37,507       47,803       62,168       50,898       57,042

---------------

(1) Income tax benefit in the year ended January 31, 1996 (fiscal 1995) resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset as a result of its realization becoming more likely than not.

(2) In fiscal 1996, we recorded an extraordinary gain on extinguishment of debt due to the early repayment of approximately $18.3 million of debt. We also recorded an extraordinary loss in connection with the redemption of Series D Notes. In fiscal 1997, we recorded an extraordinary loss in connection with our tender offer for Series C Notes.

(3) All diluted earnings per share and weighted average shares outstanding amounts reflect the Company's 3 for 2 stock split effected in the form of a stock dividend on January 4, 2000.

(4) Average net sales per store represents the total net sales for stores open a full fiscal year divided by the total number of such stores.

(5) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores. For the nine-month period ended October 31, 1999, trailing 12 month data was used.

(6) A store becomes comparable after it has been open for 12 full months. Fiscal year 1998 includes sales from the acquired Jewel Box stores from October 1998 through January 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with our financial statements and the related notes which are included in this prospectus. This prospectus contains forward-looking statements that reflect our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors." In addition to the other information in this prospectus, you should carefully consider the following discussion and the information set forth under "Risk Factors" in evaluating us and our business before purchasing our common stock in this offering.

BACKGROUND

     We are a leading, national specialty retailer of fine jewelry operating 290 stores in 32 states as of January 26, 2000. Our sales and income from operations have increased consistently since fiscal 1992 to $238.9 million and $27.3 million, respectively, in fiscal 1998. During that same period, the number of stores grew to 250 from 113 and our average annual store sales increased to $1,073,000 from $784,000. The growth of our net sales and earnings will depend to a significant degree on our ability to successfully expand our operations through the opening of new stores. We have recently increased our new store opening plan based on the consummation of this offering and intend to open approximately 62 new stores in calendar 2000 and a total of approximately 200 stores in 2000, 2001 and 2002 combined. Our policy is to charge as incurred pre-opening costs associated with new stores.

     In September 1998, we purchased substantially all of the Jewel Box chain, acquiring 36 jewelry stores located in eight states in the southeastern United States. We financed this acquisition through an amended and expanded term loan and revolving credit facility. All of the acquired stores have been converted to Whitehall/Lundstrom merchandise assortments, credit programs, operating procedures and brand names.

     In 1999, we conducted a detailed analysis of possible Internet marketing strategies, costs, financing alternatives, benefits and risks. After completing this analysis, we retained an established e-commerce development firm to develop our e-commerce website and associated software. We plan to launch our e-commerce website in the first half of 2000.

     A variety of factors affect the sales results for our stores, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of our merchandising and marketing strategies, and our ability to otherwise execute our business strategy. We experienced 5.8% and 11.5% comparable store sales increases in fiscal 1998 (which includes sales from October 1998 through January 1999 from the Jewel Box stores acquired in September 1998) and in the first 11 months of fiscal 1999 (which includes the store sales from February through July 1999 and from October through December 1999 from the acquired Jewel Box stores), respectively. There can be no assurance that we will achieve comparable store sales increases in future reporting periods.

     We offer a layaway program that enables our customers to hold an item at our stores and pay for it over a one-year period without interest charges. We retain possession of merchandise placed in layaway until the customer has made all required payments. On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101, among other things, requires that layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin needs to be adopted no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, we have elected to adopt this pronouncement in the first quarter of fiscal year 2000. It is expected that we will reflect a charge of approximately $3.0 million, net of a 40% tax benefit, which will be presented as a cumulative effect of this accounting change as of February 1, 2000.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain information derived from our statements of operations expressed as a percentage of net sales for such periods.

                                                                                         NINE MONTHS
                                                     FISCAL YEAR ENDED JANUARY 31,    ENDED OCTOBER 31,
                                                     -----------------------------    ------------------
                                                      1997       1998       1999       1998       1999
                                                     -------    -------    -------    -------    -------
Net sales..........................................   100.0%     100.0%     100.0%     100.0%     100.0%
Costs of sales (including buying and occupancy
  expenses)........................................    58.6       58.7       58.3       60.6       60.2
                                                      -----      -----      -----      -----      -----
  Gross profit.....................................    41.4       41.3       41.7       39.4       39.8
Selling, general and administrative expenses.......    29.2       29.5       30.3       33.7       33.6
                                                      -----      -----      -----      -----      -----
Income from operations.............................    12.2       11.8       11.4        5.7        6.2
Interest expense...................................     4.5        2.0        1.7        2.1        2.3
                                                      -----      -----      -----      -----      -----
  Income before income taxes.......................     7.7        9.8        9.7        3.6        3.9
Income tax expense.................................     3.0        3.8        3.7        1.4        1.5
                                                      -----      -----      -----      -----      -----
  Net income before extraordinary items............     4.7        6.0        6.0        2.2        2.4
Extraordinary item, net............................     6.5       (0.6)        --         --         --
                                                      -----      -----      -----      -----      -----
  Net income.......................................    11.2%       5.4%       6.0%       2.2%       2.4%
                                                      =====      =====      =====      =====      =====

FIRST NINE MONTHS OF FISCAL 1999 COMPARED TO FIRST NINE MONTHS OF FISCAL 1998

     Net Sales. Net sales for the nine months ended October 31, 1999 increased $50.8 million, or 37.1%, to $187.8 million. Comparable store sales, which includes the Jewel Box store sales for the first six months of fiscal 1999 and the month of October 1999, increased $15.0 million, or 10.9%, in the first nine months of fiscal 1999. Sales from new stores contributed $25.9 million to the overall sales increase. Sales from the acquired stores contributed $12.2 million in increased sales. These sales increases were partially offset by lost sales of $1.6 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 29.3% for the first nine months of fiscal 1999, while the average price per merchandise sale increased to $315 in the first nine months of fiscal 1999 from $296 in the first nine months of fiscal 1998. Comparable store sales increased in part due to the strong economic environment for jewelry purchases, increased use of non-recourse credit, marketing programs, strong store inventory assortments and the contribution from acquired jewelry stores. We opened 41 new stores and closed two stores in the first nine months of fiscal 1999, increasing the number of stores opened to 289 as of October 31, 1999 compared to 244 as of October 31, 1998.

     Gross Profit. Gross profit increased $20.7 million to $74.6 million in the first nine months of fiscal 1999 compared to the first nine months of fiscal 1998. Gross profit as a percentage of sales increased to 39.8% in the first nine months of fiscal 1999 compared to 39.4% for the same period of fiscal 1998. This increase primarily resulted from higher merchandise margins and lower buying expenses as a percentage of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $16.8 million, or 36.3%, to $63.0 million in the first nine months of fiscal 1999 from $46.2 million in the prior year period. As a percentage of net sales, selling, general and administrative expenses decreased to 33.5% from 33.8% in the prior year period. The dollar increase primarily relates to higher payroll expenses of $11.3 million, higher other expenses of $4.1 million, and higher credit costs of $1.3 million. Credit sales as a percentage of net sales increased to 43.5% in the first nine months of fiscal 1999 from 40.7% in the first nine months of fiscal 1998, primarily as a result of increased sales through secondary credit programs and increased promotions.

     Income from Operations. As a result of the factors discussed above, income from operations increased 51.3% to $11.7 million in the first nine months of fiscal 1999 from $7.7 million in the first nine months of fiscal 1998.

     Interest Expense. Interest expense increased $1.5 million to $4.3 million in the first nine months of fiscal 1999 from $2.8 million in the first nine months of fiscal 1998. This increase was attributable to the impact of higher average borrowings due to store expansion, working capital needs and our stock repurchase program that were partially offset by reduced interest rates we paid on outstanding borrowings.

     Income Taxes. Income tax expense increased approximately $1.0 million to $2.8 million in the first nine months of fiscal 1999 from $1.8 million in the prior period, reflecting an effective annual tax rate of 38.5% in both periods.

     Net Income. As a result of the above, net income in the first nine months of fiscal 1999 increased approximately 51.1% to $4.5 million as compared to approximately $3.0 million in the first nine months of fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net Sales. Net sales increased $50.0 million, or 26.5%, to $238.9 million in fiscal 1998 from $188.9 million in fiscal 1997. Comparable store sales increased $11.0 million, or 5.8% in fiscal 1998. Sales for the Jewel Box stores (purchased in September 1998) from October 1998 through January 1999 contributed approximately 0.3% of the comparable store sales increase for fiscal 1998. Sales from new stores contributed $27.8 million to the overall increase in net sales. Sales from the acquired stores contributed $12.5 million in increased sales. Increases in layaway balances contributed to a higher sales increase of $0.7 million compared to the prior fiscal year. These increases were offset partially by lower sales of $1.9 million related to store closings, together with stores closed for remodeling for limited periods. The total number of merchandise units sold increased by approximately 21.2% from fiscal 1997 to fiscal 1998, while the average price per merchandise sale increased by 4.8% to $286 in fiscal 1998 from $273 in fiscal 1997. Comparable store sales increased due to the strong economic environment for jewelry purchases, increased use of non-recourse credit, enhanced marketing programs, strong store inventory assortments, the contribution from the acquired jewelry stores and on-going improvements in the quality of our store-based personnel. We opened 70 new stores (including the 36 acquired stores) and closed or sold 11 stores during fiscal 1998, increasing the number of stores operated to 250 as of January 31, 1999 from 191 as of January 31, 1998.

     Gross Profit. Gross profit increased $21.5 million, or 27.6%, to $99.6 million in fiscal 1998, from $78.0 million in fiscal 1997. As a percentage of net sales, gross margin increased to 41.7% in fiscal 1998 from 41.3% in fiscal 1997. This increase was due to a shift in product mix to somewhat higher margin jewelry items and higher margins on gold, precious and semi-precious jewelry categories. Occupancy, distribution and buying costs decreased as a percentage of net sales due to economies of scale achieved through our larger store base and increased net sales.

     Selling, General, and Administrative Expenses. Selling, general and administrative expenses increased $16.5 million, or 29.5%, to $72.3 million in fiscal 1998 from $55.8 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 30.2% in fiscal 1998 from 29.5% in fiscal 1997. The dollar increase related primarily to higher advertising expenses ($1.3 million), higher payroll expenses ($10.6 million), increased other operating expenses ($2.9 million), and higher credit expenses ($1.5 million). Selling, general and administrative expenses attributable to the 34 stores opened and 36 stores acquired in fiscal 1998 and 30 stores opened in fiscal 1997 accounted for $10.4 million of the total increase in selling, general and administrative expenses. Expenses associated with the acquisition and integration of jewelry stores accounted for approximately $1.0 million of the increase. Advertising expenses increased in fiscal 1998 as compared to fiscal 1997 due to an expansion of our marketing programs, including radio advertising during the Christmas holiday season and direct marketing campaigns. Payroll costs increased in fiscal 1998, as compared to fiscal 1997, due primarily to a continuing effort to upgrade the quality of store managers, an increase in incentive compensation paid to store-based personnel, plus the addition of more field-based supervisors. Credit sales as a percentage of net sales increased to 38.6% in fiscal 1998 from 38.0% in fiscal 1997 due to greater emphasis on private label credit promotions. The usage of private label credit contributed to an increase in the average price per merchandise sale and higher total sales.

     Income from Operations. As a result of the factors discussed above, income from operations increased 22.9% to $27.3 million in fiscal 1998 from $22.2 million in fiscal 1997. As a percentage of net sales, income from operations decreased to 11.4% in fiscal 1998 from 11.8% in fiscal 1997.

     Interest Expense. Interest expense increased $0.3 million, or 8.3%, to $4.1 million in fiscal 1998 from $3.8 million in fiscal 1997. As a percentage of net sales, interest expense decreased to 1.7% in fiscal 1998 from 2.0% in fiscal 1997. The dollar increase in interest expense was due primarily to higher average indebtedness.

     Net Income. As a result of the above, net income in fiscal 1998 increased approximately 39.9% to $14.3 million as compared to approximately $10.2 million in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales increased $33.4 million, or 21.5%, to $188.9 million in fiscal 1997 from $155.5 million in fiscal 1996. Comparable store sales increased $7.3 million, or 4.8%, in fiscal 1997. Sales from new stores contributed $26.9 million to the overall increase in net sales. Increases in layaway balances contributed to a higher sales increase of $0.4 million compared to the prior fiscal year. These increases were offset partially by lower sales of $1.1 million related to store closings, together with stores closed for remodeling for limited periods. The average number of units sold per store decreased by approximately 1.5% from fiscal 1996 to fiscal 1997, while the average price per merchandise sale increased by 7.1% to $273 in fiscal 1997 from $255 in fiscal 1996. Comparable store sales increased in large part due to increased advertising and promotional initiatives, including certain private label non-recourse credit programs, expanded assortments of upscale merchandise, and improvements in the quality of our personnel, as well as a solid retail environment for most of the year. These increases were offset by higher returns as a result of the implementation of a more liberal customer return policy during fiscal 1997. We opened 30 new stores and closed three stores during fiscal 1997, increasing the number of stores operated to 191 as of January 31, 1998 from 164 as of January 31, 1997.

     Gross Profit. Gross profit increased $13.7 million, or 21.3%, to $78.0 million in fiscal 1997 from $64.3 million in fiscal 1996. As a percentage of net sales, gross margin decreased slightly to 41.3% in fiscal 1997 from 41.4% in fiscal 1996. This decrease was due primarily to a shift in product mix to somewhat lower margin jewelry items. Occupancy, distribution and buying costs decreased as a percentage of net sales due to economies of scale achieved through our larger store base and increased net sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $10.5 million, or 23.2%, to $55.8 million in fiscal 1997 from $45.3 million in fiscal 1996. As a percentage of net sales, selling, general and administrative expenses increased to 29.5% in fiscal 1997 from 29.1% in fiscal 1996. The dollar increase related primarily to higher advertising expenses ($2.3 million), higher payroll expenses ($6.2 million) and higher credit expenses ($0.7 million). Selling, general and administrative expenses attributable to the 30 stores opened in fiscal 1997 and 20 stores opened in fiscal 1996 accounted for $7.9 million of the total increase in selling, general and administrative expenses. Advertising expenses increased in fiscal 1997 as compared to fiscal 1996 due to an expansion of our marketing programs, including the addition of radio advertising during the Christmas holiday season. Payroll costs increased in fiscal 1997, as compared to fiscal 1996, due primarily to additions to the management team and an increase in the number of field-based supervisors, as well as a continuing effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Private label non-recourse credit sales as a percentage of net sales decreased to 38.0% in fiscal 1997 from 40.1% in fiscal 1996 primarily as a result of the discontinuation of the first time buyers program in December 1996, which represented 4.2% of sales in fiscal 1996. While private label non-recourse credit sales as a percentage of total sales decreased, private label non-recourse credit sales excluding first-time buyers increased to 38.0% in fiscal 1997 from 36.0% in the previous year. In fiscal 1997, we used a one-year no-interest credit program which resulted in increased private label credit sales. These private label non-recourse credit sales carry higher discount rates than bankcard sales. The usage of private label non-recourse credit contributed to an increase in the average price per merchandise sale and higher sales.

     Income from Operations. As a result of the factors discussed above, income from operations increased 16.7% to $22.2 million in fiscal 1997 from $19.0 million in fiscal 1996. As a percentage of net sales, income from operations decreased to 11.8% in fiscal 1997 from 12.2% in fiscal 1996.

     Interest Expense. Interest expense decreased $3.2 million, or 45.6%, to $3.8 million in fiscal 1997 from $7.0 million in fiscal 1996. As a percentage of net sales, interest expense decreased to 2.0% in fiscal 1997 from 4.5% in fiscal 1996. The dollar decrease in interest expense was due primarily to lower average indebtedness and lower interest rates.

     Net Income. As a result of the above, net income in fiscal 1997 was approximately $10.2 million as compared to approximately $17.4 million in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Over the last two fiscal years and the first nine months of 1999, our ongoing capital requirements have been to fund increases in inventory at existing stores, capital expenditures, and acquisitions of new stores and working capital (primarily inventory) associated with our new stores. During the same period, our primary sources of liquidity have been bank borrowings under our credit facility and our cash flow from operations.

     Our cash flow used in operating activities increased to $4.4 million in the nine months ended October 31, 1999 from $4.0 million used in operating activities in the nine months ended October 31, 1998. Higher income from operations together with increases in accounts payable ($34.9 million) and higher depreciation and amortization ($5.1 million) were offset by increases in merchandise inventories ($45.1 million), by an increase in accrued liabilities ($2.9 million) and by an increase in layaway receivables ($1.5 million). The increase in merchandise inventories primarily related to inventory for new store openings and an increase in inventories in advance of the Christmas selling season. In the first nine months of 1999, the primary sources of our liquidity included a $32.2 million net increase in the amount outstanding under our revolver, and proceeds of $3.0 million from gold consignment, partially offset by a decrease of $2.0 million in outstanding checks. We utilized cash in the first nine months of fiscal 1999 primarily to fund capital expenditures of $17.7 million, primarily related to the opening of 41 new stores in the first nine months of 1999, to fund the purchase of our common stock ($10.0 million) and to repay a portion of the term loan ($1.5 million).

     Our cash flow from operating activities increased to $11.0 million in fiscal 1998 from $0.4 million in fiscal 1997. Higher income from operations together with increases in accounts payable ($9.1 million), accrued expenses ($9.2 million), depreciation and amortization ($5.2 million), and the proceeds from accounts receivable sold ($4.0 million) were offset partially by increases in merchandise inventories ($28.5 million), layaway receivables ($0.9 million), and accounts receivable ($0.8 million). Cash used in investing activities in fiscal 1998 included the purchase of 36 jewelry stores ($21.8 million) and the funding of capital expenditures ($14.7 million) related primarily to the opening of 34 new stores in fiscal 1998. Cash generated from financing activities in fiscal 1998 included:

     - proceeds from the term loan under the new credit facility ($20.0 million);

     - an increase in revolver borrowings under the new credit facility ($12.0 million);

     - proceeds from gold consigned under the gold consignment facility ($6.0 million); and

     - proceeds from the exercise of stock options ($0.1 million).

     We increased our use of cash for financing activities in fiscal 1998 due in part to a decrease in the net amount of outstanding checks ($1.8 million). We utilized cash for financing activities in fiscal 1998 primarily to repay the previous term loan ($11.4 million). Stockholders' equity increased from $47.8 million at January 31, 1998 to $62.2 million at January 31, 1999.

     Our cash flow from operating activities increased to a positive cash flow of $0.4 million in fiscal 1997 from a cash flow shortfall of $3.6 million in fiscal 1996. Higher income from operations together with increases in accounts payable ($1.8 million), accrued expenses ($2.7 million), and deferred income tax ($4.2 million) were offset partially by increases in merchandise inventories ($20.6 million) and accounts receivable ($1.2 million). Cash used in investing activities included the funding of capital expenditures ($10.5 million), related primarily to the opening of 30 new stores in fiscal 1997. Cash generated from financing activities included:

     - proceeds from the term loan ($11.4 million);

     - an increase in revolver borrowings under the current revolving credit facility ($6.1 million);

     - proceeds from the exercise of stock options ($0.1 million); and

     - an increase in the net amount of outstanding checks ($2.4 million).

We utilized cash in fiscal 1997 primarily to repay or repurchase subordinated debt ($9.9 million) and to pay associated costs ($1.0 million, net of tax). Stockholders' equity increased from $37.5 million at January 31, 1997 to $47.8 million at January 31, 1998.

     In September 1998, we amended and expanded our credit facility to a total of $110 million. We have a $90.0 million revolving credit facility and a $20.0 million term loan facility through September 10, 2003. A gold consignment facility of up to $40.0 million is available under the $90.0 million revolving credit facility. Interest rates and commitment fees charged on the unused facility float in a grid based on our quarterly performance. Since these interest rates are determined by reference to Eurodollar or prime rates, changes in market interest rates can materially affect our interest expense. Borrowings under the revolver are limited to a borrowing base determined based on levels of inventory and accounts receivable. The peak outstanding borrowings under our revolver during fiscal 1998 and 1997 were $45.5 million and $32.5 million, respectively. The unused portion of the revolver was $44.1 million as of January 31, 1999 and $15.2 million at October 31, 1999.

     We have a gold consignment facility with a lending institution pursuant to which we accept as consignee, and are responsible to return at some future date, a fixed number of ounces of gold. We pay periodic charges which are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could increase substantially the annual costs to us of the gold consignment and the eventual cost to us upon the termination of this arrangement. During fiscal 1996 and 1998, we sold and simultaneously consigned 39,000 and 20,000 troy ounces of gold for $15.3 and $6.0 million, respectively. During fiscal 1997, we did not sell and consign any gold. On March 3, 1999, we sold and simultaneously consigned 10,500 troy ounces of gold for $3.0 million under our gold consignment facility. With the addition of the newly consigned gold, on September 10, 2003, we are required to repurchase 69,500 troy ounces of gold under the facility at the prevailing gold rate in effect on that date, or the facility will not be renewed.

     A substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing our direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $43.2 million and $32.5 million during fiscal 1998 and 1997, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, our financial condition and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on our results of operations or financial condition.

     On February 19, 1999, we announced that our board of directors had authorized the repurchase of up to $10.0 million of our common stock. The repurchase program authorized us to purchase shares of common stock over an 18 month period in the open market or through privately negotiated transactions. We have effectively completed the repurchase program. As of October 31, 1999, we had repurchased an aggregate of 883,350 shares at a total cost of approximately $10 million, or an average per share price of $11.32. The program has been financed using our revolving credit facility.

     During 2000, we plan to open approximately 62 stores. New stores on average require inventory of approximately $390,000 (net of accounts payable) and capital expenditures of approximately $260,000. Pre-opening expenses for each new store average approximately $20,000. We anticipate capital expenditures of approximately $21.0 million for new store openings and other fixed assets to be placed in service during fiscal 2000.

     Our inventory levels and working capital requirements historically have been highest in advance of the Christmas season. We have funded these seasonal working capital needs through borrowings under our revolver and increases in trade payables and accrued expenses.

     Management expects that cash flow from operating activities and funds available under our revolving credit facility, together with the proceeds from this offering, should be sufficient to support our current new store expansion program and seasonal working capital needs for the foreseeable future.

SEASONALITY

     Our business is highly seasonal, with a significant portion of our sales and most of our income generated during the fourth fiscal quarter ending January
31. We have historically experienced lower net sales in each of our first three fiscal quarters and expect this trend to continue. Our quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in our merchandise, marketing, or credit programs, general economic, industry and weather conditions that affect consumer spending, and pricing, merchandising, marketing, credit and other programs of competitors.

     The following table sets forth our summary unaudited quarterly financial information for each quarter in fiscal 1997 and fiscal 1998 and the first three quarters of fiscal 1999. In the opinion of management, this quarterly information has been prepared on a basis consistent with our audited financial statements appearing elsewhere in this prospectus and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future.

                                  FISCAL 1997 QUARTERS ENDED                         FISCAL 1998 QUARTERS ENDED
                       ------------------------------------------------   ------------------------------------------------
                       APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
                         1997        1997        1997          1998         1998        1998        1998          1999
                       ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Net sales............   $34,714    $40,515      $39,477       $74,192      $41,584    $46,849      $48,483      $102,026
Gross profit.........    13,651     16,297       15,514        32,563       16,139     18,762       19,030        45,643
Income from
 operations..........     1,809      3,868        2,504        14,035        1,946      3,574        2,193        19,600
Net income...........       540      1,760          909         6,986(1)       702      1,681          609        11,270

                           FISCAL 1999 QUARTERS ENDED
                       ----------------------------------
                       APRIL 30,   JULY 31,   OCTOBER 31,
                         1999        1999        1999
                       ---------   --------   -----------
Net sales............   $58,935    $65,886      $62,933
Gross profit.........    22,987     26,623       25,039
Income from
 operations..........     3,157      5,080        3,434
Net income...........     1,168      2,268        1,085

---------------

(1) Reflects extraordinary loss on extinguishment of debt in the fourth quarter of fiscal 1997. See Note 9 of Notes to Financial Statements included in this prospectus.

YEAR 2000

     The "Year 2000" problem concerns the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. As of January 26, 2000, we have not experienced any significant "Year 2000" problems in connection with our mission-critical systems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. Our exposure to changes in interest rates relates primarily to our borrowing activities to fund business operations. We principally use floating rate borrowings under our revolving credit and term loan facilities. We do not use derivative financial instruments. The information below summarizes our interest rate risk associated with debt obligations outstanding as of October 31, 1999. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.

                                                   EXPECTED FISCAL YEAR OF MATURITY/REPRICING
                                               ---------------------------------------------------
                                                1999     2000   2001   2002   THEREAFTER    TOTAL
                                               -------   ----   ----   ----   ----------   -------
                                                                 (IN THOUSANDS)
Variable rate (a)............................  $82,500    --     --     --         --      $82,500
Average interest rate........................     7.00%   --     --     --         --         7.00%
Fixed rate...................................       --    --     --     --      $ 640      $   640
Average interest rate........................       --    --     --     --      12.15%       12.15%

---------------

(a) Includes $18.5 million of term debt with scheduled principal payments due between January 2000 and September 2003. All term loans are variable rate which reprice within 1999. As of October 31, 1999, interest rates for borrowings under the revolving loan and term loan facility are, at our option, Eurodollar rates plus 137.5 and 187.5 basis points, respectively, or the bank's prime rate plus zero and 50 basis points, respectively. Interest rates charged on the facility float in a grid based on our quarterly financial performance.

     Gold Price Risk. Our exposure to changes in the price of gold relates to our borrowing activities under our gold consignment facility. We accept as consignee, and are responsible to return at some future date, a fixed number of ounces of gold. The periodic charges we pay are computed based on a percentage of the value of the gold consigned. An increase in the price of gold could substantially increase the annual cost to us of the gold consigned and the eventual costs to us upon the termination of this arrangement. Furthermore, borrowing availability under our revolving credit facility is based on amounts outstanding thereunder, including the value of consigned gold under the gold consignment facility which fluctuates based on current gold prices. Therefore, an increase in the price of gold would reduce availability under our revolving credit facility. During fiscal 1996 and 1998, we sold and simultaneously consigned 39,000 and 20,000 troy ounces of gold for $15.3 million and $6.0 million, respectively. During fiscal 1997, we did not sell and consign any gold. On March 3, 1999 we sold and simultaneously consigned 10,500 troy ounces of gold for $3.0 million.

     The information below summarizes our market risks associated with gold consigned as of January 31, 1999. The table below presents the number of troy ounces of gold consigned and the average gold prices by fiscal year of maturity.

                                                      EXPECTED FISCAL YEAR OF MATURITY
                                             ---------------------------------------------------
                                              1999     2000   2001   2002   THEREAFTER    TOTAL
                                             -------   ----   ----   ----   ----------   -------
Troy ounces of gold consigned..............   69,500     --     --     --         --      69,500
Average gold price.........................  $   288     --     --     --         --     $   288

INFLATION

     We believe that inflation generally has not had a material effect on the results of our operations. There is no assurance, however, that inflation will not materially affect us in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides, among other things, guidance for determining whether computer software is for internal use and when the cost related to such software should be expended as incurred or capitalized and amortized. SOP 98-1 is effective for the year ended December 31, 1999. We do not expect the adoption of SOP 98-1 to have a material effect on our results of operations and financial condition.

     In April 1998 the Accounting Standards Executive Committee of AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 generally requires costs of start-up activities to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect the adoption of SOP 98-5 to have a material effect on our result of operations and financial condition.

     In June 1998 the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 or SFAS No. 137 to have an impact on our results of operations, financial position or cash flows as we currently do not have any derivative instruments or hedging activities.

     On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101, among other things, requires that layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin needs to be adopted no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, we have elected to adopt this pronouncement in the first quarter of fiscal year 2000. It is expected that we will reflect a charge of approximately $3.0 million, net of a 40% tax benefit, which will be presented as a cumulative effect of this accounting change as of February 1, 2000.

                                    INDUSTRY

     Total retail sales by jewelry stores in the United States in 1998 were approximately $21.4 billion, and such sales grew between 1993 and 1998 at an annual rate of approximately 5.1% according to the U.S. Department of Commerce. Growth in jewelry sales is partially attributable to favorable demographics as baby boomers are at their prime jewelry purchasing ages. The baby boomers are prime jewelry purchasers because they represent the largest segment of the U.S. population and either have recently or are now experiencing a significant increase in their personal wealth. This strong growth in wealth is occurring primarily because the baby boomers are at their peak earnings potential, are ready to receive substantial inheritances, and or have had an increase in their availability of credit. According to the U.S. Bureau of Labor Statistics, per capita jewelry expenditures are increasingly higher in older age brackets. For example, based on an industry analyst report published in 1999, per capita jewelry expenditures were $101 for those aged 35 to 44, $143 for those between 45 and 54 and $172 for those aged 55 to 64. Additionally, growth in jewelry expenditures has also resulted from the recent economic expansion as jewelry purchases increase as annual household income rises.

     The jewelry market is generally divided into three segments: fine jewelry, costume jewelry, and guild jewelry. The broad "fine" jewelry market segment represents a majority of the jewelry market in terms of revenue, and it includes jewelry made from precious metals and gemstones, as well as finer watches. Fine jewelry is sold at a range of price points from middle to upper-end, with the upper-end consisting of luxury items such as unique design jewelry items and expensive timepieces. Except for a few designer label offerings, fine jewelry is generally not marketed under brand names. Costume jewelry consists of jewelry made of non-precious stones and rhinestones, as well as inexpensive watches. The "guild" market represents a small percentage of the total market.

     Jewelry is mainly distributed through jewelry stores (both independent stores and chains), general merchandise and discount stores, department stores, mail order and catalogs, apparel and accessories stores, and televised home shopping networks. Many independent and chain jewelry stores are mall-based and regional malls can often contain between six and eight jewelry stores. General merchandisers, discount stores, and apparel and accessories stores generally sell costume jewelry and lower-priced "fine" jewelry. Mail order and home shopping distributors generally offer costume jewelry and fine jewelry at low to middle price points. Department stores generally offer a wider assortment of merchandise including a selection of costume, fine and some "guild" jewelry.

     Recently, a number of Internet-based retailers of fine jewelry have begun selling merchandise online. These Internet competitors include both traditional "brick and mortar" retailers, as well as venture capital-backed startups. Internet retailing offers the possibility of substantial economies of scale, widespread international branding, and lower fixed costs than those associated with traditional "brick and mortar" stores. It is not clear, however, if purchasing fine jewelry via the Internet will appeal to consumers due to concerns regarding retailer reputation, merchandise quality and customer service. The retail Internet jewelry business is still in its infancy, and no retailer has emerged as a market leader.

     Jewelry stores including independent stores and jewelry chains, represent the largest distribution channel based on industry sales. Most jewelry stores cater to the broad fine jewelry market offering a variety of items at a range of price points. As of 1998, there were over 28,000 retail jewelry stores nationwide accounting for almost one-half of all jewelry sales. The retail jewelry industry is highly fragmented with no single chain accounting for a significant percentage of the fine jewelry market. The five largest jewelry retailers accounted for approximately 15% of total 1998 retail jewelry sales. We believe that the retail jewelry industry is consolidating and will continue to consolidate due to a variety of factors.

                                    BUSINESS

OVERVIEW

     Founded in 1895, Whitehall Jewellers is a leading, national specialty retailer of fine jewelry (based on number of stores) offering an in-depth selection in the following key categories: diamond, gold, precious and semi-precious jewelry. Our target customers are middle to upper-middle income women over 25 years old. As of January 26, 2000, we operated 290 mall based stores in 32 states under the established brand names of Whitehall Co. Jewellers (235 stores), Lundstrom Jewelers (52 stores) and Marks Bros. Jewelers (3 stores). Our small but flexible store format, averaging 878 square feet, and our strong sales culture contribute to our highly productive stores which averaged annual sales of approximately $1.1 million per store in fiscal 1998. Our merchandising and marketing expertise, including the use of non-recourse credit, have also contributed to our 24 consecutive quarters of positive comparable store sales growth through October 31, 1999.

     We have more than doubled our store base since 1994 through organic growth, the 1998 acquisition of 36 Jewel Box stores and opportunistic acquisitions of real estate leases through the strategic purchase of single or multiple retail locations (both jewelry and other formats). This store growth, combined with an average 7.4% comparable store sales increase over the past five years, produced total sales of $238.9 million in fiscal 1998, resulting in a compound annual rate of growth in sales of 22.3% since fiscal 1994. Due to our operating efficiencies during the same period, operating income grew at a compound annual rate of 23.6% to $27.3 million in fiscal 1998, reflecting an operating margin of 11.4%. For the nine months ended October 31, 1999 our sales were $187.8 million, representing a 37% increase over the comparable 1998 period. Income from operations and net income for the nine months ended October 31, 1999 increased 51.3% and 51.1%, respectively. In fiscal 1999, we opened 46 new stores and closed six stores as compared to fiscal 1998, when we opened 70 stores (which includes the 36 Jewel Box stores) and closed or sold 11 stores. In connection with this offering, we have recently accelerated our growth strategy by increasing our planned new store openings in fiscal 2000 from 50 to 62 new stores and increasing our planned new store openings in fiscal 2000, 2001 and 2002 combined to 200.

OPERATING STRATEGY

     The principal elements of our operating strategy that contribute to our ability to open profitable new stores, drive comparable store sales, increase store productivity, and improve operating margins are as follows:

     Small, Flexible Store Format. We believe that we have a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to:

     - our small average store size of approximately 878 square feet, which, while considerably smaller than the average store size of many of our mall-based competitors, generates comparable sales volumes;

     - our ability to adapt our store design to various sizes and configurations; and

     - our high average sales per square foot (approximately $1,273 for the 12 months ended October 31, 1999).

     Our stores are located in high visibility mall locations and provide our customers with a comfortable and inviting shopping environment. The stores' open, attractive design appeals to customers, while facilitating foot traffic and enhancing sales opportunities for us. In addition, the stores' small flexible format (which lowers our fixed occupancy costs) and high productivity are desirable to mall owners.

     In addition, we have followed a disciplined and systematic approach when evaluating new store opportunities. We select locations for our stores based on an evaluation of individual site economics and market conditions. Because of our flexible store format and our reputation among mall developers as a strong tenant, we have historically received more offers for attractive new store sites than we can accept.

We are, and have been, opportunistic in acquiring other retail formats in a single store or multiple store acquisition. We believe that real estate is key to our business and site selection is a core competency of our management team.

     Attractive Store Operating Model. Our store model has proven to be very attractive across brands, mall locations and in both new and existing markets. New stores opened in fiscal 1998 (excluding the acquired Jewel Box stores) performed at approximately 90% of mature store sales in their first year of operation. Based on our experience with recent store openings, we estimate that the average net investment to open a new store is approximately $650,000, which includes capital expenditures and initial inventory, net of payables. During their first full 12 months of operations, our new stores opened in fiscal 1998 generated average net sales of approximately $1,050,000 and store-level operating cash flow (defined as income from operations plus depreciation and amortization) of approximately $176,000, or approximately 16.8% of net sales.

     Consistent Brand Imaging. We reinforce the upscale, trustworthy image of our store brand names, Whitehall Jewellers and Lundstrom Jewelers, with consistent merchandise selection and price points, store layout and fixtures, packaging, marketing and promotions. Whitehall Co. Jewellers is our primary trademark and is positioned to be somewhat more upscale than the average mall-based jewelry store. Additionally, having two strong brands allows us to enter a given mall with multiple locations, leverage our infrastructure within a given region and increase the number of potential store sites available to us.

     Differentiated Merchandising. We offer an in-depth selection of high-quality merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented toward our target customer, the middle to upper-middle income woman over 25 years old. Within these categories, we augment our selection with consignment items which reflect more fashion forward themes, providing increased selection while minimizing our inventory risk. We are continuously expanding our merchandise assortment in higher price points. For example, in fiscal 1999 (through January 24, 2000) approximately 31% of our overall sales resulted from purchases of items priced at or above $1,500. Unlike many of our competitors, we carry only a limited selection of watches and virtually no costume jewelry or gift merchandise.

     Motivated, Sales-Oriented Store Personnel. We believe that the quality of our sales personnel is critical to our success and represents a significant competitive advantage. To assist our sales personnel in their selling efforts, our sales personnel are authorized to discount prices within specifically developed guidelines. Compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis. We continually seek to enhance the selling skills of our sales associates through recruitment of experienced sales personnel and extensive, ongoing training programs. Many non-sale activities are centralized, allowing sales personnel to focus on our customers.

     Absence of Recourse Credit Risk. We operate based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, our private label credit cards (which are available through a third party and are non-recourse to us), or other non-recourse third party credit arrangements. Our strict policy eliminates credit risk associated with a customer's failure to pay. This policy also distinguishes us from most of our competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales. In cooperation with providers of non-recourse credit under private label programs, we offer our customers competitive, interest-free terms and other attractive offerings in the promotion of our jewelry.

     Strict Operating Controls. Our management team exercises significant control over many non-sale aspects of our store operations, including site selection, purchasing, store development, financial reporting and sales training. We believe that this commitment to operational control enables us to:

     - operate substantially all of our stores on a profitable basis;

     - identify opportunities to improve productivity quickly; and

     - react quickly to shifts in product pricing and consumer purchasing trends.

     Emphasis on Risk Management. One of our management's strengths is our disciplined approach to the core elements of our business model. While we continue to evolve, there are three principal operating strategies that are designed to mitigate risk to our business: our small, flexible store format, our non-recourse credit policy and our use of consignment inventory. Our unique store format, which averages approximately 878 square feet, is smaller than that of many of our mall-based competitors. This usually means that we are not competing with these competitors for the same location in a mall, which often gives us more location opportunities. It also means that our rents are lower, not only because of reduced competition for space, but also because a smaller store means lower fixed occupancy costs. Secondly, we have limited credit risk. Unlike most of our competitors, we utilize a non-recourse, private label credit card program. As a result, we eliminate our credit risk associated with a customer's failure to pay. Lastly, we utilize consignment inventory on a selective basis, reducing our exposure to changes in fashion trends and inventory obsolescence.

     Experienced Management Team. Our five person executive management team has on average 18 years of retail industry experience and 15 years of experience with Whitehall Jewellers. In addition, after the completion of the offering this group will continue to have a combined beneficial interest in the company in excess of 15.4% of our common stock. We also have an experienced middle management team. We are focused on identifying, recruiting and retaining highly skilled and experienced individuals at every level of our organization. We believe that this strategy will continuously provide a substantial depth of management in our organization. We also believe the opportunity for advancement within the organization helps us attract, develop and retain skilled employees.

GROWTH STRATEGY

     We have achieved comparable store sales increases of 4.8%, 5.8% and 11.5% in fiscal 1997, fiscal 1998 and for the first 11 months of fiscal 1999, respectively. We believe that we will continue to have significant opportunities to increase sales and profits through continued execution of our store expansion strategy, continued comparable store sales gains and continued focus on strict operating controls. The key elements of our growth strategy are as follows:

     Accelerate New Store Growth. In fiscal 1997 and fiscal 1998, we opened a total of 64 stores and acquired 36 stores through the acquisition of the Jewel Box chain. In fiscal 1999, we opened 46 new stores. During this growth period we entered 20 new markets, including eight new states. Based on our successful track record of opening and/or converting these new stores and our solid infrastructure to support our expansion strategy, we believe we are well positioned for accelerated growth over the next several years. As of January 26, 2000, we have already identified substantially all of the 62 sites we intend to select for fiscal 2000, and we have reached understandings with respect to 54 of these stores. We anticipate that, in the near term, approximately 80% of new stores each year will be in existing markets and 20% will be in new markets. We believe that our Whitehall Jewellers and Lundstrom Jewelers stores are highly portable store concepts that achieve strong cash returns on investment and can operate successfully in a wide variety of geographic and demographic markets. Because of this, we believe that there is the potential to double our store base within our existing markets. Additionally, we opened our first store in an outlet mall in fiscal 1999. Based upon that store's initial performance, we expect to open additional stores in outlet malls. In addition, we expect to continue to evaluate acquisition opportunities as they arise as an element of our growth strategy.

     Refine Merchandising Initiatives. We continue to refine our merchandise mix and improve the quality of our product offerings, resulting in an increase in the number of customer transactions and the average transaction value per customer. We intend to continually apply these practices, by increasing the quality, selection and price points of our core items -- diamonds, gold, precious and semi-precious jewelry. We are enhancing these initiative with new store fixtures and merchandise packaging.

     Enhance Sales and Marketing Initiatives. We use direct marketing, in-store promotions and intend to use our new website in our marketing process to drive comparable store sales. We plan to leverage our customer file of over one million names with additional direct mailing initiatives. For example, we will increase our mailing for Valentine's Day this year to 300,000 mailings versus 30,000 mailings in fiscal 1999. In addition, in the first half of fiscal 2000, we plan to launch e-commerce capabilities to complement our store-based operations.

STORE OPERATIONS

     Site Selection. We are very strict in our site selection methodology. Our stores average 878 square feet and our layout is flexible enough to adapt to each location. We typically locate our stores in high traffic, "center court" locations in desirable regional and super-regional malls throughout the United States. We select locations for stores based on our evaluation of individual site economics and market conditions. When deciding to enter a new market, we evaluate a number of criteria including the following:

          - current and future size, demographic make-up and growth potential of the market;

          - total store sales potential;

          - ability to leverage existing infrastructure, personnel, brand awareness, marketing and advertising dollars; and

          - the size, strength and merchandising philosophy of existing and potential competitors in the marketplace.

     In choosing specific sites within a given mall, in a new or existing market, we apply site selection criteria taking into account numerous factors including the following:

          - size of space;

          - store visibility;

          - traffic patterns;

          - real estate costs;

          - store locations of our competitors; and

          - overall retail potential.

     Store Layout. Our stores are located in high visibility locations and provide our customers with a comfortable and inviting shopping environment. Nearly all of the stores have an open entrance rather than the more traditional single-doorway entrance. Stores are brightly-lit and generally are designed to have display cases situated along the lease line. By formatting the stores in this "customer-friendly" manner and without a formal entryway, a casual mall shopper comes in very close contact with the store's merchandise and personnel without the natural apprehension many have upon "entering" a fine jewelry store. We are introducing a new, more elegant look for our Whitehall stores beginning in fiscal 2000 to further reinforce the quality and the trustworthiness of our Whitehall brand image. Our new concept is intended to enhance the upscale image of our stores and includes initiatives such as adding new store fixtures and new merchandise packaging. All new Whitehall stores and fully renovated Whitehall stores will reflect the new concept.

     Store Management. Each of our stores is operated under the direction of a store manager who is responsible for management of all store-level operations, including sales and most personnel matters. Many non-sales related administrative functions are performed at our corporate office in Chicago. A significant portion of the compensation of store managers is based on incentives which focus on sales productivity. The store managers are assisted by a staff that usually includes an assistant manager and four to eight sales associates, depending upon store operating hours and anticipated sales volume. We have approximately 43 supervisors who concentrate their efforts on store-focused sales strategies. Each supervisor is based in one store, but spends most of his or her time visiting other stores. Our senior officers spend a substantial percentage of their time visiting stores to reinforce the close communication between senior executives and store personnel.

     Operating Cost Controls. Our store operations are designed to maintain low operating costs at the store level. Our small average store size reduces fixed costs, and the lack of recourse credit eliminates the need for most overhead expenses normally associated with credit operations. We also seek to reduce store-level operating costs through efficient sales staff utilization. To assist store personnel in their selling efforts, many of the administrative functions normally performed at the store level are performed at the corporate level. Due to computerization, more efficient use of personnel, and the elimination of certain non-essential functions, we reduced central overhead as a percentage of net sales from 6.0% in fiscal 1994 ($6.4 million) to 5.1% in fiscal 1998 ($12.2 million). During that period, our sales increased by over 123% and the number of stores increased by 91%. For the nine months ended October 31, 1999 our operating expenses were $63.0 million versus $46.2 million for the nine months ended October 31, 1998.

     Store Employee Compensation. We seek to hire experienced sales personnel and motivate our store employees by linking a substantial percentage of employee compensation to individual and store sales performance, as well as by offering opportunities for promotion within the company.

     Employee Training. We believe that providing knowledgeable and responsive customer service is critical to our success and, accordingly, have developed and implemented extensive employee training programs. In addition to training during the first weeks of employment and continuous on-the-job training provided by management, we have several training videos to supplement our written training materials for sales associates. Store managers complete a manager training and development program.

MERCHANDISING

     We believe that an important element of our success is a focused merchandising strategy that reflects our upscale customer orientation and small store format. We seek to provide a deep assortment of items across a broad range of price points in our key product categories: diamonds (such as diamond jewelry, diamond solitaires and bridal), gold, and precious and semi-precious jewelry. Unlike many of our competitors, we carry only a limited selection of watches and virtually no costume jewelry or gift merchandise.

     Each store offers approximately 2,500 individual items, including approximately 600 core jewelry items, which accounted for approximately 37% of net sales for the first 11 months of fiscal 1999. In addition, we have expanded our merchandise assortment in higher price points. Our average price per merchandise sale has increased from $255 in fiscal 1996 to $273 in fiscal 1997 and $286 in fiscal 1998 and to $300 in the first 11 months of fiscal 1999 from $283 in the same first 11 months of fiscal 1998. Consistent with many fine jewelry retailers, a substantial portion of our sales are made at prices discounted from listed reference prices. The methodology for achieving these discounts is carefully studied and maintained.

     The following table sets forth our percentage of total merchandise sales by category for the following periods:

                                                                               11 MONTHS ENDED
                                           FISCAL YEAR ENDED JANUARY 31,         DECEMBER 31,
                                       -------------------------------------   ----------------
                                       1995    1996    1997    1998    1999    1998       1999
                                       -----   -----   -----   -----   -----   -----      -----
Diamonds.............................   56.8%   57.6%   57.5%   61.3%   59.9%   59.7%      60.2%
Gold.................................   25.0    25.2    25.4    21.2    20.3    20.3       20.1
Precious/Semi-Precious...............   15.1    14.6    14.8    15.5    17.7    17.9       17.6
Watches..............................    2.4     2.1     2.1     2.0     2.1     2.1        2.1
Other................................    0.7     0.5     0.2      --      --      --         --
                                       -----   -----   -----   -----   -----   -----      -----
          Total......................  100.0%  100.0%  100.0%  100.0%  100.0%  100.0%     100.0%
                                       =====   =====   =====   =====   =====   =====      =====

     All stores carry our core items. We also customize the merchandising of our stores based upon each store's sales volume, individual market preferences and historical selling patterns. We continually test new items in our stores and monitor their sales performance to identify additional sales opportunities.

     Along with our broad product assortment, we also provide jewelry repair services to our customers (sales from which represented 3.5% of fiscal 1998 net sales). Actual repair work is performed by jewelers under independent contract. Approximately 140 of our stores have independent jewelers located in the store to provide on-site repair services to the customer.

ADVERTISING AND PROMOTIONS

     The key elements of our advertising strategy include in-store and point-of-sale marketing, direct mail campaigns and radio advertising campaigns. We believe that the quality of our customer database, which currently consists of over one million customers, has allowed us to develop efficient advertising, marketing and promotional campaigns. We have conducted holiday season radio campaigns in certain markets, and we continuously test various direct mail campaigns as part of our advertising initiatives. Frequent special promotions such as diamond remount events, "Vice President's Day Events," and similar promotions are designed to increase traffic through our stores and generate an urgency for customers to make purchases. These events vary from year to year and among stores. Publicized events are an important part of our marketing efforts, and we generate a significant portion of our revenues during such events.

     In fiscal 1999, we upgraded the signage and sign fixtures in all our stores in order to facilitate a more upscale look for our in-store and point-of sale signage. In addition, we expanded our holiday radio advertising program by over 30% and our direct marketing program mailings by over 60% from fiscal 1998.

     We also plan to increase our use of media advertising programs in fiscal 2000. In addition, we intend to significantly expand our direct mail programs in fiscal 2000. For example, we expect to deliver 300,000 direct mail fliers in connection with Valentines Day in fiscal 2000, as compared to 30,000 in fiscal 1999.

     We generally offer a 30-day return policy. For certain sales, however, store personnel may choose from a variety of return or exchange options to offer the customer, including, among others, a 30-day return policy or a 90-day exchange policy.

     We also offer a layaway program that enables our customers to hold an item at our stores and pay for it over a one-year period without interest charges. The customer is required to make an initial deposit to establish the layaway and is required to make monthly payments. We retain possession of merchandise placed in layaway until the customer has made all required payments.

CREDIT

     We operate based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards (e.g., Visa, MasterCard, American Express and others), our private label credit cards, which are available through a third party and are non-recourse to us, or other non-recourse third party credit arrangements. Because our credit programs are non-recourse to us, we have no customer credit risk for non-payment by the customer associated with the sale. At the same time, we believe that our ability to offer credit through our "private label" credit cards and other non-recourse arrangements is attractive to many customers, including those who prefer not to have their jewelry purchases count towards their credit limits on their personal third party credit cards. We encourage sales on our private label credit card or other non-recourse third-party credit arrangements because customer purchases on this type of credit tend to generate higher average sales. In fiscal 1998, our average credit sale was approximately $780, versus approximately $100 for a purchase paid for with cash or by check. We believe that our success in building our non-recourse credit sales has been a significant factor in our improvement in comparable store sales. Our success in this area has also helped us expand our customer database since approximately 39% of our sales are generated from sales to customers who use private label credit cards.

     Our credit strategy and our focus on a more upscale clientele are interrelated. A substantial portion of the users of private label credit offered by most jewelers tend to be customers with more limited financial resources or a weaker credit history. In contrast, our adherence to a "no credit risk" policy limits our sales to such individuals. Thus, we have historically oriented our merchandising programs to appeal to a more affluent, less credit-reliant consumer.

     We have established our private label program through Bank One (and other non-recourse credit purveyors), whereby customers may apply for instant credit on merchandise purchases. In late 1998, Bank One and G.E. Capital Corporation formed a private label credit joint venture called Monogram Credit Services, L.L.C. In January 1999, we consented to have our contract with Bank One assigned to Monogram Credit Services. Under these credit programs, the credit purveyors have no recourse against us based on the customer's failure to pay; recourse against us is restricted to those limited cases where the receivable itself is defective (such as incorrectly completed documentation or certain situations involving customer fraud). Our expense related to these limited cases was less than 0.5% of sales during fiscal 1998. Our credit card discount expense for fiscal 1998 and fiscal 1997 represented 3.0% and 2.9%, respectively, of credit sales for those years. In general, our credit card discount expense is higher for our private label programs than for personal credit cards, such as Visa and MasterCard. Pursuant to our relationship with Monogram Credit Services, the joint venture provides credit to our customers using its own credit criteria and policies. We pay a fee to Monogram Credit Services based primarily upon the volume of credit so extended. We have similar non-recourse arrangements with other credit purveyors, which we use in addition to the Monogram Credit Services program to assist customers in financing their purchases. In addition, we utilize a check authorization company which guarantees payments on transactions involving certain personal checks.

     During the third quarter of fiscal 1997, we introduced a "One-Year No-Interest" program through a non-recourse agreement with Bank One. Under this program, Bank One offered customers a financing arrangement with no interest for one year, for which we paid Bank One a significantly higher fee than we pay under its standard program. We used this program throughout fiscal 1998 and for the first 11 months of fiscal 1999 and feel the use of this program contributed to an increase in comparable store sales. We continue to offer this program through Monogram Credit Services. This program enables us to offer our customers competitive, interest-free terms and other attractive promotions despite our "no credit risk" policy.

E-COMMERCE

     We intend to capitalize on the Whitehall Jewellers name and national reputation by establishing a whitehalljewellers.com e-commerce site to complement our store-based operations and provide us with an additional channel to reach our customers. We expect to introduce this e-commerce site in the first half of 2000. A recent study conducted on our behalf determined that 87% of jewelry consumers prefer to buy from a jewelry e-commerce site associated with a retail jewelry chain rather than a stand-alone Internet jeweler. More specifically, consumers cited trustworthiness and reputation, followed by the ability to use the store to pickup and return merchandise, to handle repairs, and to resolve problems as the primary advantages a national retail based Internet jewelry retailer has over a stand-alone Internet jeweler.

     Given these consumer preferences, our strategy is to develop an e-commerce site that enhances our store-based operation and leverages our existing infrastructure and capabilities including merchandising, buying and sales and marketing expertise, fulfillment capabilities, existing supplier relationships and credit programs. In addition, we plan to outsource our website customer service functions to a third party who will provide us with dedicated sales personnel to focus on meeting all of our Internet customer needs, including responses to questions and information requests. We have hired a nationally recognized Internet and e-commerce site development firm with significant experience in specialty retailing, to develop and design our site. We do not expect to incur significant costs in connection with this initiative, as much of the required technology and systems will utilize our existing infrastructure. We anticipate the total cost to develop our site will be approximately $2.0 million through fiscal 2000, the majority of which will be funded with cash flow from operations. We intend to promote our site through our existing in-store promotions and direct mail programs, as well as by offering on-line shopping discounts and product guarantees to encourage sales. The "look and feel" of our site is planned to mirror our retail stores and emphasize quality. Our site will permit customers to search for merchandise and information and browse by item, content and event. In addition, our site is expected to allow the user to accumulate and compare the items they have selected. We also have the ability to set up a website for our Lundstrom Jewelers brand for a minimal additional cost by utilizing our existing whitehalljewellers.com infrastructure. We believe that because of our brand name and reputation, we will have the ability to combine the convenience of an e-commerce site with the service, inventory and reputation that only national retail jewelry chains can provide.

PURCHASING

     We do not manufacture our merchandise. We purchase substantially all of our inventory, including loose gems, directly from leading suppliers located in the United States and abroad. We purchase merchandise from approximately 180 vendors, primarily in the United States, Israel, Italy and the Far East, who supply various jewelry products under U.S. dollar-denominated agreements. During fiscal 1998, our largest supplier and five largest suppliers accounted for approximately 11% and 34%, respectively, of the merchandise we purchased. During the first 11 months of fiscal 1999, our largest supplier and five largest suppliers accounted for approximately 13% and 38%, respectively, of the merchandise we purchased. We also have certain subcontracting arrangements with jewelry finishers to set loose diamonds and gemstones into rings and other jewelry, using styles established by us or by other companies. We believe that the relationships we have established with our suppliers and subcontractors are good. We have not experienced any difficulty in obtaining satisfactory sources of supply and believe that adequate alternative sources of supply exist for substantially all types of merchandise sold in our stores. However, the loss of one or more of our major suppliers, particularly at certain critical times during the year, could have a material adverse effect on us.

     We maintain a strict quality assurance program, with almost all shipments from suppliers being counted or weighed and visually inspected upon receipt at our headquarters in Chicago, Illinois.

     During fiscal 1998, our average net monthly investment in inventory (i.e., the total cost of inventory owned and paid for) was 61% of the total cost of our on-hand merchandise with the remaining percentage being trade payables and consignment inventory. For example, the average amount of consignment merchandise per store was $151,000 on January 31, 1999. Our vendor relationships for non-consignment inventory are often granted exchange privileges which permit us to return or exchange certain unsold merchandise for new products at any time. In summary, our relationships with vendors encourage their participation in, and responsibility for, merchandise turnover and profitability. These arrangements also permit us to have more merchandise available for sale in stores and reduce somewhat our exposure to changes in fashion trends and inventory obsolescence.

     As participants in the jewelry industry, we are affected by general industry-wide fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During fiscal 1998, diamonds, gold, precious and semi-precious jewelry accounted for approximately 98% of our net merchandise sales. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization, a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The Central Selling Organization has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the Central Selling Organization and our suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect us and the retail jewelry industry as a whole. We are constantly altering the mix of our products and we have increased the percentage of higher priced items in our stores. Higher priced jewelry items tend to have a slower rate of turnover, thereby increasing the risks to us associated with price fluctuations and changes in fashion trends.

INVENTORY LOSS PREVENTION

     We undertake substantial efforts to safeguard our jewelry inventory from loss and theft, including the use of security alarm systems and safes at each store and the taking of daily inventory of higher value items. In addition, our inventory management and control system, which tracks each item in our inventory, provides a further check against loss or theft. During fiscal 1998, in-store inventory shrinkage amounted to approximately 1.0% of sales. We have a full-time manager who directs our loss prevention department. We maintain insurance (subject to certain deductibles) covering the risk of loss of merchandise in transit, on store premises (and in our distribution facility whether owned or on consignment) in amounts that we believe are reasonable and adequate for the types and amounts of merchandise that we carry.

MANAGEMENT INFORMATION SYSTEMS

     We utilize customized management information systems throughout our business to facilitate the design and implementation of selling strategies and as an integral part of our financial and other operational controls. Our management information system utilizes IBM AS400 systems as its foundation. The system incorporates point-of-sale computers in our stores with a merchandise management and purchase order management system and utilizes software specifically designed for the jewelry industry, which we have customized extensively to meet our needs. Our website will utilize a majority of our existing technology infrastructure. The information system has been upgraded to support our current needs but further upgrading is necessary to support our growth.

     We use the management information system to track each individual item of merchandise from receipt to ultimate sale or return to the vendor. As a result, management can closely monitor inventory by location, sales, gross margin, inventory levels and turnover statistics, reallocating inventory among stores when beneficial. This system also enables management to review each store's and each employee's productivity and performance. Based on the sales data, we tailor each store's inventory composition and plan our purchasing requirements accordingly. The system enables us to manage our inventory at the store level, including the automatic replenishment of merchandise generally twice a week.

     The system also automatically provides a daily reconciliation of each store's transactions for prompt investigation of discrepancies. The point-of-sale computers are polled nightly by the headquarters system and updated data is available at the beginning of the following day for use by central office and store supervisory personnel, and for transfer into our accounting, merchandising, and other management information systems.

     We have implemented, through our point-of-sale system, the ability to capture and retain selected customer data from each sale (name, address, phone, birthday, anniversaries, historical purchases, etc.). Our store managers and sales associates often use this data in their efforts to contact customers and anticipate and facilitate future add-on purchases by our customers. We believe that additional sales volume can be achieved by utilizing such programming initiatives. We use the customer data in our direct marketing promotional campaigns. The point of sale systems also track required inspection dates for customers with diamond warranties. Sales associates are prompted by the system to contact these customers to remind them of the required in-store inspection.

COMPETITION

     The jewelry business is fragmented and highly competitive. We compete with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks and Internet commerce. Certain of our competitors are substantially larger and have greater financial resources than us and can take advantage of national advertising programs. We also believe that we compete for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry.

     We believe that the primary competitive factors affecting our operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. We emphasize our merchandise selection, sales personnel, store location and design and pricing in competing in our target market, which is relatively less credit sensitive.

     Direct marketing of fine jewelry, including marketing of jewelry via the Internet, historically has not met with substantial consumer acceptance. However, in the past year a number of well-financed businesses have announced plans to market fine jewelry via the Internet and some have begun selling fine jewelry via the Internet. Large scale consumer acceptance of Internet fine jewelry retailing could transform the jewelry retailing business, result in lower price points and margins, and have a substantial adverse effect on our results of operations or financial condition. Although we have initiated an e-commerce sales program, there can be no assurance that its initiative will be successful.

INTELLECTUAL PROPERTY

     Whitehall(R) Co. Jewellers, Lundstrom(R) Jewelers and Marks Bros.(R) Jewelers are registered trademarks in the United States. We also have registered the Internet domain names "whitehalljewellers.com" and "lundstromjewelers.com." We may, in the future, consider licensing our trademarks and tradenames on an opportunistic basis.

EMPLOYEES

     As of January 21, 2000, we had 2,368 employees, including approximately 2,208 store level employees. We usually hire a limited number of temporary employees during each Christmas selling season. None of our employees are represented by a union. We believe that our relations with our employees are good.

REGULATION

     Our operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to our customers is provided by third parties without recourse to us based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to our customers and, consequently, our results of operations or financial condition.

     Our operations are also affected by federal and state laws relating to marketing practices in the retail jewelry industry. In marketing to our customers, we compare many of our prices to "reference prices." Our literature indicates to customers that our reference price for an item is either the manufacturer's suggested retail price or our determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not our current selling price or the price at which we formerly sold such item. We are, from time to time, subject to regulatory investigation relating to our "reference prices" in marketing to our customers. Although we believe that pricing comparisons are common in the jewelry business, there can be no assurance that this position would be upheld. An investigator for the Office of Consumer Affairs for the Commonwealth of Virginia recently requested that we substantiate our advertised claim of 50% off "reference prices." We are currently responding to that request. The investigation is in a preliminary stage.

PROPERTIES

     As of January 21, 2000, we operated 290 stores in 32 states. All of these stores are leased and are located in regional or super-regional malls. Our typical new store lease has a term of 10 years plus the first partial lease year. Terms generally include a minimum base rent, a percentage rented based on store sales and certain other occupancy charges. At January 21, 2000 the average remaining life of the leases for our stores was approximately six years. While there can be no assurance, we expect to be generally able to renew these leases as they expire.

     We also lease approximately 28,400 square feet of office and administrative space in Chicago, Illinois in an office building housing our corporate headquarters, distribution functions and quality assurance operations. This lease expires on May 13, 2004.

LEGAL PROCEEDINGS

     An investigator for the Office of Consumer Affairs for the Commonwealth of Virginia recently requested that we substantiate our advertised claim of 50% off "reference prices." We are currently responding to that request. The investigation is in a preliminary stage. Other than such investigation, we are involved in certain legal actions and regulatory investigations from time to time arising in the ordinary course of business. We believe that none of these other actions or investigations will have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning our directors and executive officers as of January 21, 2000:

NAME                                   AGE                     POSITION(S)
----                                   ---                     -----------
Hugh M. Patinkin.....................  49    Chairman, Chief Executive Officer and President
John R. Desjardins...................  49    Executive Vice President, Finance &
                                             Administration, Secretary and a Director
Matthew M. Patinkin..................  42    Executive Vice President, Store Operations, and
                                             a Director
Manny A. Brown.......................  44    Executive Vice President, Store Operations
Lynn D. Eisenheim....................  48    Executive Vice President, Merchandising
Norman J. Patinkin(1)................  73    Director
Jack A. Smith(2).....................  64    Director
Daniel H. Levy(1)(2).................  56    Director
Richard K. Berkowitz(1)(2)...........  57    Director

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Messrs. Hugh M. Patinkin and Matthew M. Patinkin are brothers. Mr. Norman
J. Patinkin is a first cousin, once removed, of Messrs. Hugh and Matthew
Patinkin.

     Mr. Hugh M. Patinkin has served as our President and Chief Executive Officer since 1989 and was elected Chairman in February 1996. He has served as a director from 1979 to 1988 and from 1989 to the present. He joined us as Assistant Secretary in 1979. Prior thereto he practiced law with the firm of Sidley & Austin.

     Mr. John R. Desjardins joined us in 1979 and has served as our Executive Vice President, Finance & Administration and Secretary and as a director since 1989. He also served as our Treasurer from 1989 through October 1998. Previously, he worked as a certified public accountant with Deloitte & Touche L.L.P.

     Mr. Matthew M. Patinkin joined us in 1979 and has served as our Executive Vice President, Store Operations and as a director since 1989.

     Mr. Manny A. Brown joined us in 1997 as our Executive Vice President, Store Operations. Mr. Brown was employed from 1986 through 1997 by Foster Medical Corporation which later merged with HomedCo and was then purchased by Apria Healthcare. Mr. Brown held various sales and operations management positions with Apria Healthcare including Executive Vice President, East Operations and Senior Vice President, Central Operations. Mr. Brown was employed by FMC Corporation from 1980 through 1985 in various sales management and marketing positions. Mr. Brown was employed by American Brands from 1978 through 1980 in various sales management positions.

     Mr. Lynn D. Eisenheim joined us in 1991 as our Executive Vice President, Merchandising. He has 25 years of experience in the jewelry business, having served with Zale Corporation (where he served as Executive Vice President, Merchandising immediately prior to joining us) and Service Merchandise Co.

     Mr. Norman J. Patinkin has served as one of our directors since 1989. He recently retired as the Chief Executive Officer of United Marketing Group, L.L.C., but remains on the board of directors of United Marketing Group. United Marketing Group operates telemarketing services, motorclubs, travel clubs and direct response merchandise programs for large corporations.

     Mr. Jack A. Smith has served as one of our directors since July 1996. Mr. Smith is the former Chairman of the Board of The Sports Authority, Inc., a national sporting goods chain, which he founded in 1987. Prior to founding The Sports Authority, Mr. Smith served as Chief Operating Officer of Herman's Sporting Goods and held various executive management positions with major national retailers, including Sears & Roebuck, Montgomery Ward & Co. and Jefferson Stores. Mr. Smith serves on the board of directors of Darden Restaurants, Inc., Beverages & More!, and National Wholesale Liq.

     Mr. Daniel H. Levy has served as one of our directors since January 7, 1997 (and had served as a director from March 1996 until May 1996). Mr. Levy is currently Chief Executive Officer and a director of Donnkenny, Inc. Mr. Levy served as Chairman and Chief Executive Officer of Best Products Co. Inc., a large discount retailer of jewelry and brand name hardline merchandise, from April 1996 until January 1997. Best Products filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code in the Eastern District of Virginia on September 24, 1996. Prior to such time, Mr. Levy was a Principal for LBK Consulting from 1994 until 1996. Mr. Levy served as Chairman and Chief Executive Officer of Conran's during 1993. Prior to such time, Mr. Levy was Vice Chairman and Chief Operating Officer for Montgomery Ward & Co. from 1991 until 1993.

     Mr. Richard K. Berkowitz has served as one of our directors since 1998. He retired from Arthur Andersen, L.L.P. in August 1998 after serving 21 years as a partner. Prior to his retirement, Mr. Berkowitz served as head of Arthur Andersen's tax division in Miami, Florida. Mr. Berkowitz also serves on the Advisory Board of Security Plastics, Inc.

BOARD OF DIRECTORS

     Our board of directors is currently composed of seven directors. Our board of directors is divided into three classes as nearly equal in size as possible with staggered, three year terms. The term of office of Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of Class III directors will expire at the annual meeting of stockholders to be held in 2002. At each annual meeting of the stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation and removal, if any. Messrs. Hugh M. Patinkin, Norman J. Patinkin and Daniel H. Levy have been designated as Class I directors; Messrs. John R. Desjardins and Jack A. Smith have been designated as Class II directors; and Messrs. Matthew M. Patinkin and Richard K. Berkowitz have been designated as Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Whitehall Jewellers. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

SEVERANCE AGREEMENTS

     We have entered into severance agreements with five of our executive officers and fourteen of our other management employees which provide for specified payments after a "change of control."

     A "change of control" is defined under these agreements to include:

     - an acquisition by a third party (excluding certain of our affiliates) of beneficial ownership of at least 25% of the outstanding shares of our common stock;

     - a change in a majority of the incumbent board of directors; and

     - a merger, consolidation or sale of substantially all of our assets if our stockholders do not continue to own at least 60% of the equity of the surviving entity.

     Employees with severance agreements will receive specified payments and benefits if they terminate employment voluntarily six months after a change of control, or earlier if they terminate for "good reason," as defined in the severance agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or if we terminate them after a change of control, other than for cause. The severance agreements for our five executive officers also provide for certain payments absent a change of control if they terminate employment for good reason or if we terminate them other than for cause. In the case of our five executive officers, their payment will equal 2.5 times (1.5 times if a change of control has not occurred) their highest salary plus bonus over the five years preceding the change of control, together with continuation of health and other insurance benefits for 30 months (18 months if a change of control has not occurred). In the case of the other employees, their payments will equal their highest salary plus bonus over the five years preceding the change of control with continuation of health and other insurance benefits for one year.

     The severance agreements also provide for payment of a bonus for any partial year during which employment is terminated equal to the higher of (x) the employee's average bonus for the immediately preceding two years and (y) 50% of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed. If any payments to any of the five executive officers under these agreements would constitute an "excess parachute payment" under Section 280G(b)(1) of the Internal Revenue Code, such payments will be "grossed up" for any excise tax payable so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.

REGISTRATION RIGHTS

     Pursuant to the Second Amended and Restated Registration Agreement effective as of May 1, 1996, we granted to Frontenac Venture V Limited Partnership, Frontenac Diversified III Limited Partnership, Continental Illinois Venture Corporation, and William Blair Venture Partners III Limited Partnership, and Hugh M. Patinkin, Matthew M. Patinkin and John R. Desjardins and other related persons, rights to require us to register the sale of shares of their common stock under the Securities Act of 1933. The number of such registrations which we are obligated to effect is limited to four. The Registration Agreement also provides that, in the event we propose to register any of our securities under the Securities Act at any time or times, subject to certain limitations, we will use our best efforts to include these shares in such registration upon the request of the persons identified above. Pursuant to the Registration Agreement, shares offered by the selling stockholders and shares that may be sold by the selling stockholders upon the exercise of the underwriters' over-allotment option are being included in the registration statement of which the prospectus is a part. We are generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. We also have agreed to indemnify the persons identified above and their controlling persons against certain liabilities, including liabilities under the Securities Act. In addition, pursuant to the Registration Agreement effective as of May 1, 1996 between us and the Whitehall Jewellers, Inc. Employee Stock Ownership Trust, the ESOP has the right to demand one registration with respect to the shares of common stock it holds.

                       PRINCIPAL AND SELLING STOCKHOLDERS

BENEFICIAL OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 21, 2000, and as adjusted to reflect the sale of the shares in this offering, of:

     - each of our directors and executive officers

     - all such directors and executive officers as a group;

     - each person known to us to own more than 5% of our equity securities; and

     - each selling stockholder.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, subject to applicable community property law, and generally includes voting or investment power with respect to securities. We believe based on information provided to us that all persons listed below have sole voting and investment power with respect to their shares of common stock, except as otherwise indicated and to the extent authority is shared by spouses under applicable law. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The information in the table assumes that the underwriters will not exercise their over-allotment option to purchase additional shares in this offering.

                                                  BEFORE THE OFFERING      SHARES      AFTER THE OFFERING
                                                 ----------------------    BEING     -----------------------
NAME OF BENEFICIAL OWNER(1)                       NUMBER     PERCENT(2)   OFFERED      NUMBER     PERCENT(2)
---------------------------                      ---------   ----------   --------   ----------   ----------
Directors and Executive Officers
Hugh M. Patinkin(3)............................  1,400,413       9.4%      150,000    1,250,413       7.3%
Matthew M. Patinkin(4).........................    846,824       5.8       100,000      746,824       4.4
John R. Desjardins(5)..........................    589,414       4.0       100,000      489,414       2.9
Lynn D. Eisenheim(6)...........................    117,943         *        35,000       82,943         *
Manny A. Brown(7)..............................    106,106         *        40,000       66,106         *
Norman J. Patinkin(8)..........................     44,848         *            --       44,848         *
Jack A. Smith(9)...............................     30,223         *            --       30,223         *
Richard K. Berkowitz(10).......................     16,756         *            --       16,756         *
Daniel H. Levy(11).............................     15,574         *            --       15,574         *
All executive officers and directors as a group
  (9 persons)..................................  3,113,424                            2,688,424
5% Stockholders
Wasatch Advisors, Inc.(12)
  150 Social Hall Avenue
  Salt Lake City, UT 84111.....................  2,218,196      15.3            --    2,218,196      13.2
Westport Asset Management, Inc.(13)
  253 Riverside Avenue
  Westport, CA 06880...........................  1,225,050       8.5            --    1,225,050       7.3
Capital Research and Management Company
  SMALLCAP World Fund, Inc.(14)
  333 South Hope Street
  Los Angeles, CA 90071........................    765,000       5.3            --      765,000       4.6
Other Selling Stockholders
U.S. Trust Company of California, N.A.,
  as trustee for the ESOP Trust,
  1300 Eye Street, N.W., Suite 280 East
  Washington, D.C. 20005(15)...................    617,850       4.3       100,000      517,850       3.1
MJSB Investment Partners, L.P..................    388,440       2.7        50,000      338,440       2.0
John R. Desjardins, 1995 Family Trust, U/A/D
  12/28/95.....................................    209,016       1.4        20,000      189,016       1.1
Matthew M. Patinkin, 1994 Family Trust, U/A/D
  12/19/94.....................................    185,208       1.3        30,000      155,208         *

---------------

  *  Less than 1%.

 (1) Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) The applicable percentage of ownership before the offering is based on 14,469,744 shares of common stock outstanding on January 21, 2000 and the applicable percentage of ownership after the offering is based on 16,809,744 shares of common stock outstanding. In calculating the applicable percentage of ownership with respect to any particular person, the number of shares outstanding also includes common stock issuable pursuant to stock options exercisable within 60 days of the date of this prospectus with respect to such person but not with respect to any other person.

 (3) Includes 395,283 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus as well as 43,344 performance-based options that are expected to accelerate and become exercisable in the next 60 days based on our fiscal 1999 performance. Includes 388,440 shares beneficially owned by Hugh M. Patinkin, which shares are held by MJSB Investment Partners, L.P., a Delaware limited partnership, U/A/D 10/28/97 of which Hugh H. Patinkin is the sole managing agent. Includes 54,677 shares held by Hugh M. Patinkin, Mark A. Patinkin, Matthew M. Patinkin, Douglas M. Patinkin and Nicholas M. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Hugh M. Patinkin, Mark A. Patinkin, Matthew M. Patinkin, Douglas M. Patinkin and Nicholas M. Patinkin share voting and investment power. The mailing address of Hugh M. Patinkin is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

 (4) Includes 204,301 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus as well as 13,314 performance-based options that are expected to accelerate and become exercisable in the next 60 days based on our fiscal 1999 performance. Includes 185,208 shares beneficially owned by Matthew M. Patinkin, which shares are held by Robin
     J. Patinkin and Debra Soffer, as Trustees of the Matthew M. Patinkin 1994 Family Trust U/A/D 12/19/94. Robin J. Patinkin and Debra Soffer have shared investment power with respect to such shares. Includes 16,646 shares held by Matthew M. Patinkin and Robin J. Patinkin, as Trustees of various trusts for the benefit of their children. Includes 13,281 shares held by Robin J. Patinkin, as Trustee of various trusts for the benefit of the children of Matthew M. Patinkin and Robin J. Patinkin, with respect to which shares Matthew M. Patinkin disclaims beneficial ownership because Robin J. Patinkin has sole voting and investment power with respect to such shares. Includes 54,677 shares held by Hugh M. Patinkin, Mark A. Patinkin, Matthew
     M. Patinkin, Douglas M. Patinkin and Nicholas M. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Hugh M. Patinkin, Mark A. Patinkin, Matthew M. Patinkin, Douglas M. Patinkin and Nicholas M. Patinkin share voting and investment power. The mailing address of Matthew M. Patinkin is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

 (5) Includes 209,016 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus as well as 18,029 performance-based options that are expected to accelerate and become exercisable in the next 60 days based on our fiscal 1999 performance. Includes 43,248 shares beneficially owned by John R. Desjardins, which shares are held by Cheryl Desjardins and Stephen Kendig, as Trustees of the John R. Desjardins 1995 Family Trust U/A/D 12/28/95. Cheryl Desjardins and Stephen Kendig have shared investment power with respect to such shares. Shares beneficially owned by Mr. Desjardins include shares allocated to his account in the ESOP (12,440 shares), as to which he shares voting power with the ESOP. The ESOP has sole investment power with respect to such shares.

 (6) Includes 43,278 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus as well as 7,083 performance-based options that are expected to accelerate and become exercisable in the next 60 days based on our fiscal 1999 performance. Shares beneficially owned by Mr. Eisenheim include shares allocated to his account in the ESOP (3,350 shares) as to which he shares voting power with the ESOP. The ESOP has sole investment power with respect to such shares.

 (7) Includes 105,356 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus as well as 7,855 performance-based options that are expected to accelerate and become exercisable in the next 60 days based on our fiscal 1999 performance. Options for 40,000 shares (46,000 shares if the underwriters overallotment option is exercised in full) will be exercised in connection with the offering. Includes 750 shares owned by Marcy Brown, Mr. Brown's wife, in her self directed IRA account, with respect to which shares Manny A. Brown disclaims beneficial ownership.

 (8) Includes 26,324 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus. Includes 899 shares of restricted common stock which may not be sold or transferred until after March 11, 2000.

 (9) Includes 11,324 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus. Includes 899 shares of restricted common stock which may not be sold or transferred until after March 11, 2000.

(10) Includes 11,357 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus. Includes 899 shares of restricted common stock which may not be sold or transferred until after March 11, 2000.

(11) Includes 10,175 shares of common stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this prospectus. Includes 899 shares of restricted common stock which may not be sold or transferred until after March 11, 2000.

(12) Share information based solely on information contained on a Form 13F, dated November 16, 1999, filed with the SEC.

(13) Share information based solely on information contained on a Form 13F, dated November 12, 1999, filed with the SEC. According to a Schedule 13G, dated February 16, 1999, filed with the SEC, Westport Asset Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has shared voting and investment power with respect to the reported shares, all of which are held in certain discretionary managed accounts. Westport Asset Management, Inc. disclaims beneficial ownership of such shares and disclaims the existence of a group.

(14) Share information based solely on information contained on a Form 13F, dated November 12, 1999, filed with the SEC. According to a Schedule 13G, dated February 11, 1999, filed with the SEC, Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole investment power with respect to the reported shares and does not have any voting power with respect to such shares. The Schedule 13G was furnished jointly by Capital Research and Management Company and SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act. SMALLCAP World Fund has sole voting power with respect to the reported shares and does not have any investment power with respect to such shares.

(15) Share information based solely on information contained on a Form 13F, dated December 13, 1999, filed with the SEC. The participants in the ESOP have voting power with respect to the shares held by the ESOP.

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

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock (16,769,744 of which will be outstanding when this offering is completed), 26,026 shares of Class B common stock (151.973 of which is currently outstanding), 39,371 shares of Class C common stock (all of which have been retired and canceled), 60,000 shares of Class D common stock (all of which have been retired and canceled) and 2,000,000 shares of preferred stock issuable in series (none of which are issued or outstanding, but 309,183 of which have been designated Series A Junior Participating Preferred Stock).

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share they hold on all matters submitted to a vote of stockholders. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends which may be declared by our board of directors out of funds legally available for payment of dividends, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive ratably our net assets available after the payment of all our debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

     Holders of our Class B common stock are entitled to vote together with the holders of our common stock, but each share of Class B common stock has approximately 35.4 votes. Class B common stock carries:

     - a $130 per annum per share cumulative dividend preference over all other classes of common stock (accruing through March 4, 1995); and

     - a liquidation preference over all other classes of common stock for accumulated and unpaid dividends.

Class B common stock participates in dividends and liquidation payments to be made with respect to the common stock on the basis that one share of Class B common stock is equivalent to approximately 35.4 shares of common stock.

PREFERRED STOCK

     Our certificate of incorporation provides that our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock without any further action or vote by the stockholders, the board may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock.

     One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult, discourage or prevent an attempt to obtain control of Whitehall Jewellers by means of a tender offer, proxy contest, merger or otherwise and thereby protect the continuity of our current management. The issuance of shares of the preferred stock pursuant to the board of directors' authority may adversely affect the rights of holders of common stock. See "Risk
Factors -- Anti-takeover provisions in Delaware law and our charter and bylaws could delay or deter a change in control" and "-- Preferred Stock Purchase Rights."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of Whitehall Jewellers by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

     - enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies it formulates;

     - discourage certain types of transactions which may involve an actual or threatened change in control of Whitehall Jewellers;

     - discourage certain tactics that may be used in proxy fights;

     - encourage persons seeking to acquire control of Whitehall Jewellers to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

     - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of Whitehall Jewellers or that is otherwise unfair to our stockholders.

     Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in certain business combinations with interested stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in accordance with Section 203. a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with our other stockholders. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation's voting stock.

     Staggered board. Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Any director may be removed only with cause and then only by the vote of a majority of the shares entitled to vote for the election of directors.

     Consideration of facts other than economic benefit. Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to our stockholders. These factors may include:

     - the comparison of the proposed consideration to be received by our stockholders in relation to the then current market price of our capital stock, our estimated current value in a freely negotiated transaction and our estimated future value as an independent entity;

     - the impact of such a transaction on our employees, suppliers and customers and its effect on the communities in which we operate;

     - our ability to fulfill our objectives of providing quality products and services on a long-term basis; and

     - whether the proposed transaction might violate applicable statutes and regulations.

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

     Action by written consent; Special shareholder meetings. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by our President or a majority of the board of directors. These provisions could have the effect of delaying, until the next annual stockholders meeting, stockholder actions which are favored by the holders of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired all or a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     Supermajority stockholders vote. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the foregoing provisions, and to reduce the number of authorized shares of common stock and preferred stock. A 75% vote is required to amend or repeal our amended and restated by-laws.

     Advance notice for director nominations and shareholder proposals. Our by-laws provide that for nominations for the board of directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice of such nomination in writing to our Secretary. To be timely, a stockholder's notice generally must be delivered not later than 90 days in advance of the anniversary date of the release of our proxy statement to stockholders in connection with the prior year's annual meeting of stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Our bylaws also provide that special meetings of stockholders may be called only by the President or a majority of the board of directors. Business transacted at a special meeting is limited to the purposes for which the meeting is called.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us.

PREFERRED STOCK PURCHASE RIGHTS

     Our board of directors adopted a stockholders rights plan. Under the stockholders rights plan, each share of common stock has associated with it one preferred share purchase right and each share of Class B common stock has associated with it approximately 35.4 preferred stock purchase rights. The terms of the preferred stock purchase rights are set forth in an Amended and Restated Stockholders Rights Agreement between us and BankBoston, N.A. Under certain circumstances described below, each preferred stock purchase right entitles the holder thereof to purchase one one-hundred and fiftieth of a share of Series A Junior Participating Preferred Stock for a price of $34.67, subject to adjustment, per one one-hundred and fiftieth of a share.

     The preferred stock purchase rights are not presently exercisable and are transferable only with the related shares of common stock and Class B common stock. They will not become exercisable or be evidenced by separate certificates or traded separately from the common stock or Class B common stock prior to the occurrence of certain triggering events described below. If a triggering event occurs, separate rights certificates would be issued and distributed representing one preferred stock purchase right for each share of common stock and approximately 35.4 preferred stock rights for each share of Class B common stock. There is no present market for the preferred stock purchase rights separate from the common stock or Class B common stock and we cannot predict whether a trading market would develop with respect to these rights if these rights ever become exercisable.

     Trigger Events. The preferred stock purchase rights would become exercisable at the specified exercise price upon the earliest to occur of either of the following trigger events:

     - 10 business days after the first public announcement that any acquiring person or group (other than an Exempt Person) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock; and

     - 10 business days (unless delayed by the board of directors) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the beneficial owner of 15% or more of the outstanding shares of our common stock.

     Preferred stock purchase rights may not be exercised following the occurrence of an event described below under the caption "Flip-In" prior to the expiration of the our right to redeem them. An "Exempt Person" includes Whitehall Jewellers, Mr. Hugh M. Patinkin, Mr. John R. Desjardins and Mr. Matthew M. Patinkin and certain related persons. Wasatch Advisors, Inc., which currently holds approximately 15.3% of our outstanding common stock, is not considered an acquiring person under the stockholders rights plan because our board of directors has determined in good faith that Wasatch acquired over 15% of our outstanding common stock inadvertently and has been divesting as promptly as practicable a sufficient number of shares to reduce its holdings below 15%. After the completion of this offering, Wasatch Advisors, Inc.'s holdings are expected to be below 15%.

     Flip-In. After the preferred stock purchase rights become exercisable (unless the triggering event is the commencement or the announcement of a tender or exchange offer as described above), the holders of the preferred stock purchase rights (other than an acquiring person and certain transferees of an acquiring person) would be entitled to purchase shares of our common stock at a 50% discount. After the occurrence of a Flip-In event, the preferred stock purchase rights of acquiring persons and their transferees become void.

     Flip-Over. The holders of the preferred stock purchase rights (other than rights which have become void) would be entitled to purchase common shares of the acquiring person (or a person affiliated therewith) at a 50% discount if, on or after the date on which an acquiring person has effected a triggering event:

     - we merge into or consolidate with an interested stockholder (as defined in the Amended and Restated Stockholders Rights Agreement) or, unless all holders of the outstanding shares of our common stock are treated the same, any other person (with limited designated exceptions);

     - an interested stockholder or, unless all holders of the outstanding shares of our common stock are treated the same, any other person (with limited designated exceptions) merges into us; or

     - we sell or transfer 50% or more of our consolidated assets or earning power to an interested stockholder or, unless all holders of the outstanding shares of our common stock are treated the same, any other person (with limited designated exceptions).

     In general, an interested stockholder is an acquiring person and certain persons affiliated, associated or acting on behalf of or in concert therewith.

     Redemption of Preferred Stock Purchase Rights. The preferred stock purchase rights may be redeemed, as a whole, at a redemption price of $.01 per preferred stock purchase right, subject to adjustment, at the direction of our board of directors, at any time prior to the earliest of:

     - 10 business days after the first public announcement that any person (other than us and certain related entities) has become an acquiring person;

     - the occurrence of any transaction described under the caption "Flip-Over"; and

     - the date of final expiration of the preferred stock purchase rights, which is May 2, 2006.

     Under certain circumstances set forth in the Amended and Restated Stockholders Rights Agreement, the decision to redeem the preferred stock purchase rights requires the concurrence of at least a majority of the disinterested directors, after the occurrence of an event described under the caption "Flip-In" and prior to the occurrence of a transaction described under the caption "Flip-Over," to redeem the preferred stock purchase rights in whole, but not in part, at the required price, but only (i) if the person who is the acquiring person shall have reduced its beneficial ownership of the then outstanding shares of our common stock to less than 10% or (ii) in connection with the transaction described under the caption "Flip-Over" which does not involve an interested stockholder and in which all holders of the our common stock are treated the same.

     Exchange of Shares for Rights. At any time after any person or group becomes an acquiring person and before any person (other than an Exempt Person), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of our common stock, our board of directors may direct the exchange of shares of common stock (or preferred stock) for all or any part of the preferred stock purchase rights (other than any such rights which have become void) at the exchange rate of one share of common stock (or one one-hundred and fiftieth of a preferred share) per preferred stock purchase right, subject to adjustment.

     Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock which would be issuable upon exercise of the preferred stock purchase rights (should the rights become exercisable) would not be redeemable. Each share of Series A Preferred stock would entitle the holder thereof to receive a preferential quarterly dividend equal to 150 times the aggregate per share amount of all cash dividends, plus 150 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of common stock), declared on the common stock during such quarter, adjusted to give effect to any dividend on the common stock payable in shares of common stock or any subdivision, combination or reclassification of the common stock. Each share of Series A Preferred Stock would entitle the holder thereof to 150 votes on all matters submitted to a vote of our stockholders, voting together as a single class with the holders of the common stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any subdivision, combination or reclassification of the common stock. In the event of our liquidation, the holders of each share of Series A Preferred Stock would be entitled to receive a preferential liquidation payment equal to 150 times the aggregate per share amount to be distributed to the holders of the common stock, adjusted to give effect to any subdivision, combination or reclassification of the common stock, plus an amount equal to accrued and unpaid dividends and distributions on such share of Series A Preferred Stock, whether or not declared, to the date of such payment. In the event of any merger, consolidation or other transaction in which the outstanding shares of our common stock are exchanged for or converted into other capital stock, securities, cash and/or other property, each share of Series A Preferred Stock would be similarly exchanged or converted into 150 times the per share amount applicable to our common stock, adjusted to give effect to any subdivision, combination or reclassification of the common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is BankBoston, N.A.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Our revolving credit agreement with a group of banks includes, among other restrictions, restrictions on capital expenditures, investments, payments of dividends, assumption of additional debt, and mergers, acquisitions and divestitures.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States;

     - an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

     - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States generally are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

     Dividends paid on or before December 31, 2000 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

     - a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

     - look-through rules will apply for tiered partnerships.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal income tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, in which case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

     - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these additional information reporting requirements and from backup withholding on dividends paid on or before December 31, 2000 if we either were required to withhold a U.S. federal income tax from those dividends or we paid those dividends to an address outside the United States. After December 31, 2000, however, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31%.

     Payments by a U.S. office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding at a rate of 31% and information reporting, unless the non-U.S. holder certifies its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Under U.S. Treasury regulations currently in effect, information reporting, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. However, backup withholdings may apply to such payments made after December 31, 2000 under certain circumstances.

     Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

     Whitehall Jewellers and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Credit Suisse First Boston Corporation and William Blair & Company, L.L.C. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Banc of America Securities LLC..............................
Credit Suisse First Boston Corporation......................
William Blair & Company, L.L.C..............................
                                                               --------
          Total.............................................
                                                               ========

     The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $     per share. The underwriters may
also allow, and any other dealers may reallow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including

     - receipt and acceptance of the common stock by the underwriters, and

     - the right on the part of the underwriters to reject orders in whole or in part.

     We have granted the underwriters an option to buy up to 345,000 additional shares of common stock, and the selling stockholders have granted the underwriters an option to buy up to 93,750 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option from time to time on one or more occasions for 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share underwriting discounts and commissions............   $              $
Total underwriting discounts and commissions to be paid by
  us........................................................   $              $
Total underwriting discounts and commissions to be paid by
  the selling stockholders..................................   $              $

     The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $500,000 and will be paid by us.

     We, our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our officers and directors and the selling stockholders may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of Banc of America Securities LLC. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We and the selling stockholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

     The common stock is traded on the New York Stock Exchange under the symbol "JWL."

     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

     - short sales;

     - over allotment;

     - purchases to cover positions created by short sales; and

     - stabilizing transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their overallotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

     An affiliate of Banc of America Securities LLC is a lender under our credit facility and will receive a portion of the proceeds of this offering. In addition, affiliates of each of Banc of America Securities LLC and William Blair & Co. L.L.C. have equity investments in Whitehall Jewellers.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Sidley & Austin, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements as of January 31, 1999 and 1998 and for each of the three years in the period ended January 31, 1999, appearing in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission ("SEC"). You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http:\\www.sec.gov. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3, together with any amendments or supplements thereto, under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of such registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. This prospectus summarizes material provisions of contracts and other documents that we refer to you. Statements contained in this prospectus as to the contents of any document as not necessarily complete. You should refer to the document for all the details.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC after the date of this preliminary prospectus until the offering of the common stock is terminated. The documents we incorporate by reference are:

     - Our Annual Report on Form 10-K for the year ended January 31, 1999.

     - Our Quarterly Reports on Form 10-Q for each of the quarters ended April 30, 1999, July 31, 1999 and October 31, 1999, respectively.

     - Our Current Reports on Form 8-K filed on February 3, 1999 and December 14, 1999, respectively.

     - Our Registration Statement on Form 8-A, filed on January 12, 2000 relating to our common stock and our preferred stock purchase rights.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this preliminary prospectus but before all of the common stock offered by this prospectus has been sold:

     - Reports filed under Sections 13(a) and 13(c) of the Exchange Act.

     - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any stockholders' meeting to the extent such information discusses executive compensation (excluding any compensation committee report), related party transactions, directors' compensation, beneficial ownership, and biographies of directors and officers.

     - Any reports filed under Section 15(d) of the Exchange Act.

     Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at: Whitehall Jewellers, Inc., Attn: Investor Relations, 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606, (312) 782-6800.

                           WHITEHALL JEWELLERS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity (Deficit)................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flows, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (formerly Marks Bros. Jewelers, Inc.) (the "Company") at January 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 3, 1999, except as to Note 17 which is as of January 24, 2000

                                 BALANCE SHEETS

                                     ASSETS

                                                         JANUARY 31,           OCTOBER 31,
                                                     -------------------   -------------------
                                                       1999       1998       1999       1998
                                                     --------   --------   --------   --------
                                                                               (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)
Current assets:
  Accounts receivable, net.........................  $  3,147   $  2,532   $  3,020   $  1,817
  Layaway receivables, net.........................     3,514      2,636      5,061      3,201
  Merchandise inventories..........................   116,748     85,053    161,848    131,171
  Other current assets.............................     1,329        996        951        833
  Prepaid taxes....................................        --         --      1,671        508
  Deferred income taxes, net.......................     1,518      1,257      1,518      1,257
  Deferred financing costs.........................       143        240        362        252
                                                     --------   --------   --------   --------
          Total current assets.....................   126,399     92,714    174,431    139,039
Property and equipment, net........................    34,304     22,701     47,246     32,760
Goodwill, net......................................     6,448         --      6,252      8,148
Deferred income taxes, net.........................       926      1,953        926      1,953
Deferred financing costs...........................     1,529        635      1,038        425
                                                     --------   --------   --------   --------
          Total assets.............................  $169,606   $118,003   $229,893   $182,325
                                                     ========   ========   ========   ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Outstanding checks, net..........................  $  7,853   $  9,608   $  5,854   $  2,079
  Revolver loans...................................    28,886     16,841     64,129     43,862
  Current portion of long-term debt................     2,750      1,000      3,000      2,000
  Accounts payable.................................    25,601     16,525     60,492     47,724
  Income taxes.....................................     5,226      1,419         --         --
  Accrued payroll..................................     4,174      2,906      3,697      1,873
  Other accrued expenses...........................    13,431      9,448     17,454     13,736
                                                     --------   --------   --------   --------
          Total current liabilities................    87,921     57,747    154,626    111,274
Total long-term debt, net of current portion.......    17,890     11,066     16,140     18,640
Other long-term liabilities........................     1,627      1,387      2,085      1,513
                                                     --------   --------   --------   --------
          Total liabilities........................   107,438     70,200    172,851    131,427
Commitments and contingencies
Stockholders' equity:
Common Stock ($.001 par value; 30,000,000 shares
  authorized; 15,278,763 shares, 15,223,529 shares,
  15,344,375 shares and 15,278,763 shares issued
  and outstanding, respectively)...................        15         15         15         15
Class B Common Stock ($1.00 par value; 29,567
  shares authorized; 152 shares issued and
  outstanding).....................................        --         --         --         --
Class C Common Stock ($.001 par value; 39,371
  shares authorized; no shares issued and
  outstanding).....................................        --         --         --         --
Class D Common Stock ($.001 par value; 60,000
  shares authorized; no shares issued and
  outstanding).....................................        --         --         --         --
  Additional paid-in capital.......................    60,003     59,900     60,353     60,003
  Accumulated earnings (deficit)...................     2,150    (12,112)     6,671     (9,120)
  Treasury stock, at cost (26 shares at January 31,
     1999 and 883,350 shares at October 31, 1999,
     respectively).................................        --         --     (9,997)        --
                                                     --------   --------   --------   --------
          Total stockholders' equity...............    62,168     47,803     57,042     50,898
                                                     --------   --------   --------   --------
          Total liabilities and stockholders'
            equity.................................  $169,606   $118,003   $229,893   $182,325
                                                     ========   ========   ========   ========

    The accompanying notes are an integral part of the financial statements.

                            STATEMENTS OF OPERATIONS

                                                                               NINE MONTHS ENDED
                                           FOR THE YEARS ENDED JANUARY 31,        OCTOBER 31,
                                          ---------------------------------   -------------------
                                            1999        1998        1997        1999       1998
                                          ---------   ---------   ---------   --------   --------
                                                                                  (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Net sales...............................  $238,942    $188,898    $155,474    $187,754   $136,916
Cost of sales (including buying and
  occupancy expenses)...................   139,368     110,873      91,134     113,105     82,985
                                          --------    --------    --------    --------   --------
  Gross profit..........................    99,574      78,025      64,340      74,649     53,931
Selling, general and administrative
  expenses..............................    72,261      55,809      45,309      62,978     46,218
                                          --------    --------    --------    --------   --------
  Income from operations................    27,313      22,216      19,031      11,671      7,713
Interest expense........................     4,123       3,806       6,993       4,318      2,856
                                          --------    --------    --------    --------   --------
  Income before income taxes............    23,190      18,410      12,038       7,353      4,857
Income tax expense......................     8,928       7,180       4,695       2,832      1,865
                                          --------    --------    --------    --------   --------
  Income before extraordinary items.....    14,262      11,230       7,343       4,521      2,992
Extraordinary item, net.................        --      (1,035)     10,057          --         --
                                          --------    --------    --------    --------   --------
          Net income....................  $ 14,262    $ 10,195    $ 17,400    $  4,521   $  2,992
                                          ========    ========    ========    ========   ========
Basic earnings per share:
  Income before extraordinary items.....  $    .93    $    .74    $    .62    $    .31   $    .20
  Extraordinary item, net...............        --        (.07)        .85          --         --
                                          --------    --------    --------    --------   --------
  Net income............................  $    .93    $    .67    $   1.47    $    .31   $    .20
                                          ========    ========    ========    ========   ========
  Weighted average common share and
     common share equivalents...........    15,275      15,140      11,802      14,589     15,270
Diluted earnings per share:
  Income before extraordinary items.....  $    .92    $    .73    $    .60    $    .30   $    .19
  Extraordinary item, net...............        --        (.07)        .81          --         --
                                          --------    --------    --------    --------   --------
  Net income............................  $    .92    $    .66    $   1.41    $    .30   $    .19
                                          ========    ========    ========    ========   ========
  Weighted average common share and
     common share equivalents...........    15,495      15,338      12,324      15,079     15,534

    The accompanying notes are an integral part of the financial statements.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

                                             CLASS B   ADDITIONAL   ACCUMULATED                DEFERRED
                                    COMMON   COMMON     PAID-IN      EARNINGS/    TREASURY       ESOP
                                    STOCK     STOCK     CAPITAL      (DEFICIT)     STOCK     COMPENSATION
                                    ------   -------   ----------   -----------   --------   ------------
                                                  (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)
Balance at January 31, 1996.......   $--      $ 30      $  8,766     $(14,673)    $(20,333)    $(21,648)
Net income........................    --        --            --       17,400           --           --
Issued 4,904,250 shares in initial
  public offering.................     5        --        40,412           --           --           --
Conversion of stock...............     9       (24)           15           --           --           --
Restructuring of ESOP.............    --        --       (15,609)      (3,027)      (3,012)      21,648
Cancellation of treasury stock....    (1)       (6)           (5)     (23,333)      23,345           --
Issued 1,897,500 shares in
  secondary public offering.......     1        --        25,696           --           --           --
Exercise of options...............     1        --           524           --           --           --
Tax effect of the disqualifying
  disposition of stock options....    --        --            --        1,326           --           --
                                     ---      ----      --------     --------     --------     --------
Balance at January 31, 1997.......    15        --        59,799      (22,307)          --           --
Net income........................    --        --            --       10,195           --           --
Exercise of options...............    --        --           101           --           --           --
                                     ---      ----      --------     --------     --------     --------
Balance at January 31, 1998.......    15        --        59,900      (12,112)          --           --
Net income........................    --        --            --       14,262           --           --
Exercise of options...............    --        --           103           --           --           --
                                     ---      ----      --------     --------     --------     --------
Balance at January 31, 1999.......    15        --        60,003        2,150           --           --
                                     ---      ----      --------     --------     --------     --------
(UNAUDITED)
Net income........................    --        --            --        4,521           --           --
Exercise of options...............    --        --           350           --           --           --
Treasury stock repurchase.........    --        --            --           --       (9,997)          --
                                     ---      ----      --------     --------     --------     --------
Balance at October 31, 1999
  (unaudited).....................   $15        --      $ 60,353     $  6,671     $ (9,997)          --
                                     ===      ====      ========     ========     ========     ========

    The accompanying notes are an integral part of the financial statements.

                            STATEMENTS OF CASH FLOWS

                                                         FOR THE YEARS ENDED              NINE MONTHS ENDED
                                                             JANUARY 31,                     OCTOBER 31,
                                                 -----------------------------------    ----------------------
                                                   1999         1998         1997         1999         1998
                                                 ---------    ---------    ---------    ---------    ---------
                                                                        (IN THOUSANDS)       (UNAUDITED)
Cash flows from operating activities:
  Net income...................................  $  14,262    $  10,195    $  17,400    $   4,521    $   2,992
  Adjustments to reconcile net income to net
    cash provided by (used in) operating
    activities:
  Loss (gain) on extinguishment of debt, net of
    taxes......................................         --          218      (10,687)          --           --
  Depreciation and amortization................      5,204        3,964        3,656        5,089        3,653
  Interest on zero coupon notes................         --           --          121           --           --
  Interest on senior accreting notes...........         --           --        1,339           --           --
  Interest on subordinated debt................         --           --          790           --           --
  Loss on disposition of assets................         84           41          132           89          124
  Proceeds from accounts receivables sold,
    net........................................      4,041           --           --           --           --
  Changes in assets and liabilities, net of
    effects of acquisition:
    (Increase) Decrease in accounts receivable,
      net......................................       (754)      (1,178)        (185)         127          541
    (Increase) in layaway receivables, net.....       (878)        (595)        (465)      (1,547)        (565)
    (Increase) in merchandise inventories, net
      of gold consignment......................    (28,476)     (20,571)     (24,376)     (45,100)     (43,499)
    (Increase) Decrease in other current
      assets...................................       (216)        (358)          76          378          280
    Decrease in deferred taxes, net............        688        4,241        1,584           --           --
    (Increase) in deferred financing costs.....     (1,215)        (100)      (2,503)          --           --
    Increase in accounts payable...............      9,076        1,819        5,669       34,891       31,199
    Increase (Decrease) in accrued liabilities
      and long-term liabilities................      9,193        2,712        3,869       (2,893)       1,234
                                                 ---------    ---------    ---------    ---------    ---------
         Net cash provided by (used in)
           operating activities................     11,009          388       (3,580)      (4,445)      (4,041)
Cash flows from investing activities:
  Capital expenditures.........................    (14,667)     (10,495)      (7,041)     (17,652)     (11,763)
  Payment for acquired jewelry stores..........    (21,760)          --           --           --      (22,891)
  Proceeds from assets sold, net...............        467           --            8           --        4,542
                                                 ---------    ---------    ---------    ---------    ---------
         Net cash used in investing
           activities..........................    (35,960)     (10,495)      (7,033)     (17,652)     (30,112)
Cash flows from financing activities:
  Borrowing on old revolver loan...............         --           --       38,078           --           --
  Repayment of old revolver loan...............         --           --      (40,197)          --           --
  Borrowing on new revolver loan...............    273,930      499,529      224,835      232,694      181,701
  Repayment of new revolver loan...............   (261,885)    (493,435)    (214,088)    (200,466)    (154,680)
  Repayment of term loan.......................         --           --      (15,000)          --           --
  Repayment of old term loan...................    (11,426)          --      (26,600)      (1,500)     (11,426)
  Repayment of senior accreting note...........         --           --      (50,502)          --           --
  Repayment of zero coupon note................         --           --       (2,000)          --           --
  Repayment of old subordinated debt...........         --           --      (10,618)          --           --
  Repayment of new subordinated debt...........         --       (9,880)      (9,480)          --           --
  Proceeds from term loan......................     20,000       11,426       15,000           --       20,000
  Proceeds from subordinated debt..............         --           --       20,000           --           --
  Proceeds from gold consignment...............      5,984           --       15,295        3,015        5,984
  Proceeds from stock issuance, net............         --           --       66,114           --           --
  Proceeds from exercise of stock options......        103          101          525          350          103
  Purchases of treasury stock..................         --           --           --       (9,997)          --
  Increase (decrease) in outstanding checks,
    net........................................     (1,755)       2,366         (749)      (1,999)      (7,529)
                                                 ---------    ---------    ---------    ---------    ---------
         Net cash provided by financing
           activities..........................     24,951       10,107       10,613       22,097       34,153
                                                 ---------    ---------    ---------    ---------    ---------
Net change in cash and cash equivalents........         --           --           --           --           --
Cash and cash equivalents at beginning of
  period.......................................         --           --           --           --           --
                                                 ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents at end of period.....  $      --    $      --    $      --    $      --    $      --
                                                 =========    =========    =========    =========    =========
Supplemental disclosures of cash flow
  information:
  Interest paid during year....................  $   3,913    $   3,481    $   4,304
  Income taxes paid during year................      4,659          945           82
Non-cash financing activity:
  Tax effect of compensation expense...........  $      --    $      --    $      --
  Tax effect of the disqualifying disposition
    of stock options...........................         --           --        1,326

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS
  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

1. DESCRIPTION OF OPERATIONS

     The financial statements of Whitehall Jewellers, Inc. (formerly Marks Bros. Jewelers, Inc.) (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 250 stores as of January 31, 1999, located in 28 states operating in regional or super-regional shopping malls.

2. ACQUISITION

     On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The stores are located in eight states in the Southeastern United States. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Company financed the Acquisition through a term loan and revolving credit facility under its new Credit Agreement (see Note 8, Financing Arrangements). In a related transaction, the Company sold all of the acquired Jewel Box customer accounts receivable for cash to BancOne, N.A.

     The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $6.6 million, and has been recorded as goodwill which is being amortized on a straight-line basis over 25 years. Goodwill amortization was $106,000 for the year ended January 31, 1999.

     The net purchase price was allocated as follows:

                                                         (IN THOUSANDS)
Inventory............................................       $ 9,636
Accounts receivable..................................         3,902
Other current assets.................................           121
Fixed assets.........................................         1,861
Other accrued expenses...............................          (315)
Goodwill.............................................         6,555
                                                            -------
Purchase price.......................................       $21,760
                                                            =======

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     For the purpose of the statements of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

  Outstanding Checks

     Outstanding checks are stated net of store cash balances, of which cash balances were approximately $1,787,000 and $2,488,000 as of January 31, 1999 and 1998, respectively.

  Layaway Receivables, Net

     Layaway receivables include those sales to customers under the Company's layaway policies that have not been collected fully as of the end of the year. Layaway receivables are net of customer payments received to date, and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term. The Company charges the customer to cover the costs of administration for inactive layaways.

  Merchandise Inventories

     Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability and the related cost of merchandise in cost of sales.

  Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease terms or ten years. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the results of operations.

  Long Lived Assets

     When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived assets carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

  Goodwill

     Goodwill represents the excess of cost over the fair values of assets acquired and is amortized over 25 years using the straight-line method.

  Deferred Financing Costs

     In connection with the Company's financing agreements, the Company incurred various financing costs which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements.

  Store Preopening Expense

     Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

  Lease Expense

     The Company leases office facilities and all retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases. Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

  Earnings Per Share

     Earnings per share are calculated by dividing net income by the weighted average common share equivalents outstanding during the period.

  Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Stock Based Compensation

     The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and will continue to do so in the future. However, the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" have been adopted.

  Comprehensive Income

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" for the years ended January 31, 1999, 1998 and 1997. The Company has no components of comprehensive income as defined by SFAS 130 which are not contained in net income as reported on the accompanying statements of operations.

  Management Estimates

     The preparation of financial statements in conjunction with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts for the years ended January 31, 1998 and 1997 were reclassified to conform to the current year presentation.

4. ACCOUNTS RECEIVABLE, NET

     The Company has charged $1,278,000, $1,182,000, and $1,037,000 for doubtful accounts for the years ended January 31, 1999, 1998, and 1997, respectively.

                                             JANUARY 31,        OCTOBER 31,
                                           ----------------   ----------------
                                            1999      1998     1999      1998
                                           -------   ------   -------   ------
                                                                (UNAUDITED)
                                                     (IN THOUSANDS)
Accounts receivable......................  $ 4,174   $3,225   $ 4,599   $2,745
Less: allowance for doubtful accounts....   (1,027)    (693)   (1,579)    (928)
                                           -------   ------   -------   ------
Accounts receivable, net.................  $ 3,147   $2,532   $ 3,020   $1,817
                                           =======   ======   =======   ======

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

5. INVENTORY

     As of January 31, 1999 and January 31, 1998, merchandise inventories consisted of:

                                                                        OCTOBER 31,
                                                                  ------------------------
                                              1999       1998       1999          1998
                                            --------   --------   ---------   ------------
                                                                        (UNAUDITED)
                                                            (IN THOUSANDS)
Raw materials.............................  $  4,177   $  3,504   $   7,300     $  6,278
Finished goods inventory..................   112,571     81,549     154,548      124,893
                                            --------   --------   ---------     --------
Merchandise inventories...................  $116,748   $ 85,053   $ 161,848     $131,171
                                            ========   ========   =========     ========

     Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $3,948,000 and $1,700,000 as of January 31, 1999 and 1998, respectively and $3,559,000 and $4,199,000 as of October 31, 1999 and 1998, respectively. As of January 31, 1999 and 1998, merchandise consignment inventories held by the Company that are not included in its balance sheets total $37,778,000 and $32,530,000, respectively. At October 31, 1999 and 1998 merchandise consignment inventories held by the Company that are not included in its balance sheets total $53,490,000 and $37,665,000, respectively.

     In addition, gold consignments of $21,279,000 and $15,295,000 are not included in the Company's balance sheet at January 31, 1999 and 1998, respectively (see Note 8, Financing Arrangements). Gold consignments of $24,294,000 and $21,279,000 are not included in the Company's balance sheets as of October 31, 1999 and 1998, respectively.

     Certain general and administrative costs are allocated to inventory. As of January 31, 1999 and 1998, the amounts included in inventory are $1,950,000 and $1,688,000, respectively. General and administrative expenses allocated previously to inventory which are included in cost of sales were $2,945,000, $2,608,000, and $2,237,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

6. PROPERTY AND EQUIPMENT

     Property and equipment includes the following as of January 31:

                                                             1999      1998
                                                            -------   -------
                                                             (IN THOUSANDS)
Furniture and fixtures....................................  $39,188   $31,174
Leasehold improvements....................................   22,398    15,005
                                                            -------   -------
Property and equipment....................................   61,586    46,179
Less accumulated depreciation and amortization............   27,282    23,478
                                                            -------   -------
Property and equipment, net...............................  $34,304   $22,701
                                                            =======   =======

     Depreciation expense was $4,791,000, $3,657,000, and $3,374,000 for the years ended January 31, 1999, 1998, and 1997, respectively.

7. LONG-TERM LIABILITIES

     Included in long-term liabilities at January 31, 1999 and 1998 are $1,627,000 and $1,387,000, respectively, of deferred lease costs.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

8. FINANCING ARRANGEMENTS

     In conjunction with the Company's Acquisition (see Note 2, Acquisition), the Company entered into an Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement") with its bank group to provide for a total facility of $110.0 million through September 10, 2003. The facility provides for a $20.0 million term loan and $90.0 million revolver facility. Proceeds from the Credit Agreement were used to repay the old credit facility and to fund the Acquisition.

     Under this Credit Agreement, the banks have a security interest in substantially all of the assets of the Company including those purchased in the Acquisition. The Credit Agreement contains certain restrictions on capital expenditures, investments, payment of dividends, assumption of additional debt, and mergers, acquisitions and divestitures, among others, and requires the Company to maintain certain financial ratios based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization.

  Revolver Loan

     The revolving loan facility under the Credit Agreement is available up to a maximum of $90.0 million, including amounts borrowed under the gold consignment facility, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold which fluctuates based on current gold prices. Effective October 5, 1999 the revolving credit facility under the Credit Agreement was increased to $100 million through December 31, 1999. Interest rates and commitment fees on the unused facility float in a grid based on the Company's quarterly financial performance.

     At January 31, 1999, interest rates for borrowings under this agreement were, at the Company's option, Eurodollar rates plus 175 basis points at January 31, 1999 and Eurodollar rates plus 137.5 basis points at October 31, 1999, or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense under the current and former revolver facilities for the years ended January 31, 1999, 1998 and 1997 was $2,060,000, $1,646,000 and $793,000, respectively, reflecting a weighted average interest rate of 7.7%, 7.4% and 10.2%, respectively. The interest expense under the current and former revolver facilities for the nine months ended October 31, 1999 and 1998 was $2,386,000 and $1,493,000, reflecting a weighted average interest rate 6.5% and 7.3%, respectively.

  Term Loans

     The term loan facility under the Credit Agreement is available up to a maximum of $18.5 million (originally $20.0 million, less principal repayments). At January 31, 1999, interest rates for these borrowings were, at the Company's option, Eurodollar rates plus 225 basis points or the banks' prime rate plus 50 basis points. At October 31, 1999 interest rates for these borrowings are, at the Company's option, Eurodollar rates plus 187.5 basis points or the banks' prime rate plus 50 basis points. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. Interest rates and the commitment fee charged on the unused facility float in a grid based on the Company's quarterly financial performance. The interest expense under the current and former term loan facilities for the years ended January 31, 1999, 1998 and 1997 for these borrowings was $1,139,000, $75,000, and $1,330,000, respectively, reflecting a weighted average interest rate of 7.8%, 7.9%, and 9.2%, respectively. The interest expense for the nine months ended October 31, 1999 and 1998 for these borrowings was $1,016,000 and $748,000 reflecting a weighted average interest rate of 7.1% and 7.8%, respectively.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

  Gold Consignment Facility

     During the second quarter of 1996, the Company sold and simultaneously consigned a total of 39,000 troy ounces of gold for $15.3 million under a gold consignment facility. During the second quarter of 1998, the Company sold and simultaneously consigned an additional 20,000 troy ounces of gold for $6.0 million. The facility provides for the sale of a maximum of 115,000 troy ounces of gold or $40.0 million. Under the agreement, the Company pays consignment fees of 175 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of 50 basis points per annum on the unused portion of the gold consignment facility is payable monthly. Interest rates and the commitment fees charged on the unused facility float in a grid based on the Company's quarterly financial performance. The consignment fees totaled $549,000, $447,000 and $445,000 for the years ended January 31, 1999, 1998 and 1997, respectively, at a weighted average rate of 3.5%, 3.4%, and 3.8%, respectively. The consignment fees totaled $489,000 at a weighted average rate of 3.4% and $366,000 at a weighted average rate of 3.1% for the nine months ended October 31, 1999 and 1998, respectively. On September 10, 2003, the Company is required to repurchase 59,000 troy ounces of gold under this agreement at the prevailing gold rate in effect on that date, or the facility will be renewed. Based on the gold rate as of January 31, 1999, the value of the gold consigned was $16.9 million. On March 3, 1999, the Company sold and simultaneously consigned an additional 10,500 troy ounces of gold for $3.0 million which is also required to be repurchased on September 10, 2003.

  Subordinated Notes

     In conjunction with the Company's initial public offering, subsequent follow-on offering and recapitalization, the Company issued Senior Subordinated Notes totaling $20,000,000 due in 2004. Series A Senior Subordinated Notes due 2004 (the "Series A Notes") totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. The Series B Senior Subordinated Notes due 2004 (the "Series B Notes") totaling $8,000,000 bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payments due quarterly.

     The Series A Notes subsequently were exchanged for the Series C Notes which are identical in all material respects to the Series A Notes, except that the Series C Notes have been registered under the Securities Act of 1933, as amended. The Series B Notes subsequently were exchanged for the Series D Notes which are identical in all material respects to the Series B Notes, except that the Series D Notes have been registered under the Securities Act of 1933, as amended.

     In conjunction with the Company's Common Stock offering in November 1996, the Series D Notes were redeemed at a premium (see Note 9, Extraordinary Items). In January 1998, $1,480,000 of the Series C Notes were redeemed for a total of $1,554,000. In January 1998, the Company completed a tender offer to purchase $9,880,000 of the Series C Notes at a premium of $1,087,000. Interest expense was $78,000 and $1,185,000 for the years ended January 31, 1999 and 1998, respectively. Interest expense was $58,000 for the nine months ended October 31, 1999 and 1998.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

     As of January 31, 1999 and 1998, the current portion and noncurrent portion of long-term debt consisted of the following:

                                                             1999      1998
                                                            -------   -------
                                                             (IN THOUSANDS)
Current portion of long-term debt:
Term loan.................................................  $ 2,750   $ 1,000
                                                            -------   -------
Total.....................................................  $ 2,750   $ 1,000
                                                            =======   =======
Long-term debt, net of current portion:
Term loan.................................................  $17,250   $10,426
Subordinated debt.........................................      640       640
                                                            -------   -------
Total.....................................................  $17,890   $11,066
                                                            =======   =======

     Future scheduled maturities under the loan agreements, excluding the revolver for January 31, 1999, are as follows:

                                                          SUBORDINATED
                                                 TERM        NOTES        TOTAL
                                                -------   ------------   -------
                                                         (IN THOUSANDS)
January 31, 1999..............................  $   500       $ --       $   500
January 31, 2000..............................    2,250         --         2,250
January 31, 2001..............................    3,250         --         3,250
January 31, 2002..............................    4,250         --         4,250
January 31, 2003..............................    5,250         --         5,250
January 31, 2004..............................    4,500         --         4,500
April 30, 2004................................       --        640           640
                                                -------       ----       -------
Total.........................................  $20,000       $640       $20,640
                                                =======       ====       =======

     The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximate fair value.

DEFERRED FINANCING COSTS

     In conjunction with the Company's recapitalization of its financing arrangements, the Company incurred $2,503,000 in deferred financing costs. In conjunction with the Company's initial public offering and tender offer to purchase debt and subsequent repayment of debt, $358,000 and $781,000 of these costs were included in extraordinary loss on repayment of debt for the years ended January 31, 1998 and 1997, respectively (see Note 9, Extraordinary Items). In conjunction with the Company's new Credit Agreement, the Company incurred $1,100,000 in deferred financing costs which are being amortized over the term of the agreement. The unamortized portion of deferred financing costs from the previous financing arrangement is being amortized over the term of the new Credit Agreement. Amortization expense in the years ended January 31, 1999, 1998 and 1997 was $303,000, $308,000 and $282,000, respectively.

9. EXTRAORDINARY ITEMS

     In connection with the Company's initial public offering and recapitalization of its financing arrangements, the Company utilized a debt discount due to the early repayment of debt of approximately $18.3 million, less taxes of $7.1 million, resulting in an extraordinary gain on extinguishment of debt.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

     The $18.3 million of debt discount consists of the following:

          i) $0.6 million on the senior accreting notes

          ii) $4.0 million on the zero coupon note

          iii) $13.7 million on the senior subordinated debt

     In the fourth quarter of fiscal 1996, the Company recorded an extraordinary loss of $1.1 million, net of $0.7 million of tax, in connection with the redemption of the Series D Notes (see Note 8, Financing Arrangements). The loss consisted of $1.0 million of costs associated with the extinguishment of debt and $0.8 million in write-off of deferred financing costs. In the fourth quarter of fiscal 1997, the Company recorded an extraordinary loss of $1.0 million, net of $0.7 million tax in connection with the tender offer to purchase Series C notes (see Note 8, Financing Arrangements). The loss consisted of $1.3 million of costs associated with the extinguishment of debt and $0.4 million write-off of deferred financing costs.

10. INCOME TAXES

     The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

                                                        1999                  1998
                                                 -------------------   -------------------
                                                 TEMPORARY     TAX     TEMPORARY     TAX
                                                 DIFFERENCE   EFFECT   DIFFERENCE   EFFECT
                                                 ----------   ------   ----------   ------
                                                              (IN THOUSANDS)
Merchandise inventories........................    $  665     $  263     $  878     $  342
Property and equipment, net....................       994        393      1,185        462
Accrued rent...................................     1,627        642      1,385        540
Other..........................................     3,077      1,216      2,346        915
Net operating loss carryforwards...............        --         --      2,164        844
AMT credit carryforward........................        --         --        175        175
                                                   ------     ------     ------     ------
          Total deferred tax asset.............     6,363      2,514      8,133      3,278
                                                   ------     ------     ------     ------
Other liability................................       177         70        177         68
                                                   ------     ------     ------     ------
          Total deferred tax liability.........      (177)       (70)      (177)       (68)
                                                   ------     ------     ------     ------
  Net deferred tax asset.......................    $6,186     $2,444     $7,956     $3,210
                                                   ======     ======     ======     ======

     The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:

                                                               1999     1998
                                                              ------   ------
                                                              (IN THOUSANDS)
Net current assets..........................................  $1,518   $1,257
Net non-current assets......................................     926    1,953
                                                              ------   ------
                                                              $2,444   $3,210
                                                              ======   ======

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

     The income tax expense for the years ended January 31, consists of the following:

                                                     1999     1998     1997
                                                    ------   ------   -------
                                                         (IN THOUSANDS)
Current expense...................................  $8,162   $2,456   $ 1,381
Deferred tax expense..............................     766    4,063     9,744
                                                    ------   ------   -------
Total income tax expense..........................  $8,928   $6,519   $11,125
                                                    ======   ======   =======

     The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 35% for the year ended January 31, 1999 and 34% for the years ended January 31, 1998 and 1997.

                                                           1999      1998      1997
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
Taxes computed at statutory rate........................  $8,116    $5,683    $ 9,699
State tax expense, net of federal benefit...............     943       743      1,457
Other...................................................    (131)       93        (31)
                                                          ------    ------    -------
Total income tax expense................................  $8,928    $6,519    $11,125
                                                          ======    ======    =======

11. COMMON STOCK

     Following are the number of shares issued for each of the Company's classes of Common Stock as of January 31:

                                                       CLASS B             CLASS C             CLASS D
                                COMMON STOCK        COMMON STOCK        COMMON STOCK        COMMON STOCK
                              (PAR VALUE $.001)   (PAR VALUE $1.00)   (PAR VALUE $.001)   (PAR VALUE $.001)
                              -----------------   -----------------   -----------------   -----------------
Balance at January 31,
1995........................      5,175,617             44,351              59,055                --
Issuance of Stock Awards....        759,220                 --                  --                --
                                 ----------            -------             -------               ---
Balance at January 31,
  1996......................      5,934,837             44,351              59,055                --
                                 ----------            -------             -------               ---
Exercise of Warrants........        266,831                 --                  --                --
Conversion of Class C Shares
  to Common.................      2,091,782                 --             (59,055)               --
Conversion of Class B Shares
  to Common.................      1,377,405            (38,873)                 --                --
Cancellation of Shares
  Received from ESOP........       (111,576)                --                  --                --
Cancellation of Treasury
  Shares....................     (2,095,178)            (5,326)                 --                --
Initial Offering............      4,904,250                 --                  --                --
Secondary Offering..........      1,897,500                 --                  --                --
Exercise of Options.........        825,888                 --                  --                --
                                 ----------            -------             -------               ---
Balance at January 31,
  1997......................     15,091,739                152                  --                --
                                 ----------            -------             -------               ---
Exercise of Options.........        131,815                 --                  --                --
                                 ----------            -------             -------               ---
Balance at January 31,
  1998......................     15,223,554                152                                    --
                                 ----------            -------             -------               ---
Exercise of Options.........         55,235                 --                  --                --
                                 ----------            -------             -------               ---
Balance at January 31,
  1999......................     15,278,789                152                  --                --
                                 ==========            =======             =======               ===

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

     The Company declared a stock split of approximately 35.4 to 1 on April 1, 1996, and the financial statements have been revised to give effect for this split. Each share of Class B Common Stock and Class D Common Stock are convertible into Common Stock on a 35.4 for 1 basis. The Class C Common Stock has been converted on a 35.4 for 1 basis to Common Stock. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which it is convertible.

12. EARNINGS PER COMMON SHARE

     The Company adopted SFAS No. 128, "Earnings Per Share," in 1997. This new accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options outstanding are not considered in the basic computation. As a result, basic earnings per share tend to be slightly higher than primary earnings per share. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share. All prior periods have been restated.

     Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming the exercising of all stock options that are profitable to the recipients. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.

     The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:

                                    1999                1998                1997
                              -----------------   -----------------   -----------------
                               BASIC    DILUTED    BASIC    DILUTED    BASIC    DILUTED
                              -------   -------   -------   -------   -------   -------
EPS Numerator:
Income before extraordinary
  item......................  $14,262   $14,262   $11,230   $11,230   $ 7,343   $ 7,343
EPS Denominator:
Average common shares
  outstanding:..............   15,275    15,275    15,140    15,140    11,802    11,802
Effect of dilutive
  securities:
Stock options...............       --       220        --       198        --       522
                              -------   -------   -------   -------   -------   -------
          Total shares......   15,275    15,495    15,140    15,338    11,802    12,324
                              =======   =======   =======   =======   =======   =======
Earnings per share before
  extraordinary item........  $  0.93   $  0.92   $  0.74   $  0.73   $  0.62   $  0.60
                              =======   =======   =======   =======   =======   =======

     On February 19, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to $10.0 million of its Common Stock. Shares repurchased by the Company will reduce the weighted average number of common shares outstanding for basic and diluted earnings per share calculations. As of March 31, 1999, the Company had repurchased 848,250 shares at a total cost of approximately $9.3 million.

13. EMPLOYEE BENEFIT PLANS

     Effective October 1, 1997, the Company established a 401(k) Plan (the "Plan") for the benefit of substantially all employees. Employees become eligible to participate in the Plan after one year of service which is defined as at least one year of employment and 1,000 hours worked in that year. The Company may make discretionary contributions to the Plan. No such contributions have been made.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

     In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with the completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured its ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the Company's stock is publicly traded, the Company is not required to repurchase shares from ESOP participants. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

14. STOCK PLANS

     On September 28, 1995, the Company authorized the equivalent of 1,039,647 options under the Incentive Stock Option Plan (the "1995 Plan") to be granted to certain members of the Company's management. Options for the equivalent of 1,032,342 were issued at exercise prices ranging from $0.60 to $0.66 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase Common Stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options. On September 28, 1995, the Company granted the equivalent of 759,222 shares of Restricted Stock to certain members of the Company's management. During fiscal 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.

     In April 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options. In addition, the Company may grant stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 1,156,784 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.

     During the year ended January 31, 1997, the Company canceled and reissued 85,764 options that had been granted earlier in the year. These options were granted at various dates at current market prices ranging from $9.33 to $18.00, with a weighted-average exercise price of $13.05. These options were reissued at terms equal to the originally issued options with reduced exercise prices ranging from $6.75 to $7.17 and a weighted-average exercise price of $7.02. The reissued options were issued at exercise prices equal to the current market price of the Company's stock at the date of reissuance. No options which had been granted to executive officers were reissued.

     The Company approved the 1997 Long-Term Incentive Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 600,000 shares of Common Stock have been reserved for issuance under the 1997 Plan.

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan generally vest in four equal annual installments and expire ten years after the date of grant.

     In December 1997, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. As of January 31, 1999, 15,335 options had been granted under the 1998 Plan.

     Option activity for the years ended January 31, 1997, 1998 and 1999 was as follows:

                                                             WEIGHTED-AVERAGE     OPTIONS
                                                  SHARES      EXERCISE PRICE    EXERCISABLE
                                                 ---------   ----------------   -----------
Balance at January 31, 1996....................  1,020,705          0.63         1,020,705
                                                 ---------        ------         ---------
Options granted................................  1,142,574          9.53
Options exercised..............................   (825,903)         0.63
                                                 ---------        ------         ---------
Balance at January 31, 1997....................  1,337,376          7.85           194,802
                                                 ---------        ------         ---------
Options granted................................    283,725          7.70
Options exercised..............................   (131,816)         0.63
Options canceled...............................    (16,724)         6.45
                                                 ---------        ------         ---------
Balance at January 31, 1998....................  1,472,561          8.49           348,636
                                                 ---------        ------         ---------
Options granted................................    171,140         11.37
Options exercised..............................    (55,235)         2.13
Options canceled...............................    (32,363)         9.45
                                                 ---------        ------         ---------
Balance at January 31, 1999....................  1,556,103        $ 9.02           659,057
                                                 =========        ======         =========

     For years ended January 31, 1999, 1998, and 1997, respectively, the weighted-average fair value of 171,140, 283,725, and 1,142,574 options at the date of grant with an exercise price equal to market price was $5.34, $4.18, and $5.10, respectively.

     The following table summarizes the status of outstanding stock options as of January 31, 1999:

OPTIONS OUTSTANDING                                                  OPTIONS EXERCISABLE
-----------------------------------------------------   ---------------------------------------------
                        NUMBER OF    WEIGHTED AVERAGE     WEIGHTED-       NUMBER OF      WEIGHTED-
RANGE OF                 OPTIONS        REMAINING          AVERAGE         OPTIONS        AVERAGE
EXERCISE PRICES        OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------        -----------   ----------------   --------------   -----------   --------------
$0.60 -- $ 0.60......      20,550          6.66             $ 0.60          20,550         $ 0.60
$6.75 -- $ 9.29......     359,508          8.12             $ 7.51         113,165         $ 7.45
$9.33 -- $ 9.33......   1,026,810          7.26             $ 9.33         513,408         $ 9.33
$9.42 -- $13.33......     149,235          9.31             $11.56          11,934         $11.76
                        ---------          ----             ------         -------         ------
$0.60 -- $13.33......   1,556,103          7.65             $ 9.01         659,057         $ 8.77
                        =========          ====             ======         =======         ======

     Had the Company elected to apply the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" regarding recognition of compensation expense to the extent of the calculated fair value of

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

stock options granted during the years ended January 31, 1999, 1998 and 1997, reported net income and earnings per share would have been reduced as follows:

                                                         1999           1998           1997
                                                      ----------     ----------     ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income, as reported.............................   $14,262        $10,195        $17,400
Pro forma net income................................    12,641          8,782         16,495
Earnings per share, as reported.....................      0.92           0.66           1.41
Pro forma earnings per share........................      0.82           0.57           1.34

     For purposes of pro forma net income and earnings per share calculation in accordance with SFAS No. 123, for each option granted under the 1995 Plan during the year ended January 31, 1996, the fair value is estimated as of the date of grant using the Minimum Value method using a weighted-average assumption of 6.1% risk-free interest rate and 5.5 year option life. For each option granted during the years ended January 31, 1999, 1998 and 1997, the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

                                                     1999      1998      1997
                                                    -------   -------   -------
Risk-free interest rate...........................      5.3%      6.4%      6.7%
Dividend yield....................................        0         0         0
Option life.......................................  6 years   6 years   6 years
Volatility........................................       40%       47%       45%

15. COMMITMENTS

     The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 1999 are as follows:

               YEARS ENDING JANUARY 31,                      AMOUNT
               ------------------------                  --------------
                                                         (IN THOUSANDS)
2000...................................................     $ 16,033
2001...................................................       15,836
2002...................................................       15,233
2003...................................................       14,303
2004...................................................       13,753
thereafter.............................................       47,564
                                                            --------
                                                            $122,722
                                                            ========

     Total rental expense for all operating leases is as follows, for the years ended January 31:

                                                   1999      1998      1997
                                                  -------   -------   -------
Rental expense:
Minimum.........................................  $13,517   $10,748   $ 8,947
Rentals based on sales..........................    2,015     1,746     1,523
                                                  -------   -------   -------
                                                  $15,532   $12,494   $10,470
                                                  =======   =======   =======

16. UNAUDITED QUARTERLY RESULTS

     The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 1998 and fiscal 1997. In the opinion of management, this quarterly information has been prepared on a basis consistent with the

  (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998)

Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments consisting of normal recurring adjustments necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                        1998 QUARTERS ENDED
                                --------------------------------------------------------------------
                                APRIL 30, 1998   JULY 31, 1998   OCTOBER 31, 1998   JANUARY 31, 1999
                                --------------   -------------   ----------------   ----------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.....................     $41,584          $46,849          $48,483            $102,026
Gross profit..................      16,139           18,762           19,030              45,643
Income from operations........       1,946            3,574            2,193              19,600
Net income....................         702            1,681              609              11,270
Diluted earnings per share:
  Net income..................     $   .05          $   .11          $   .04            $    .73
                                   =======          =======          =======            ========

                                                        1997 QUARTERS ENDED
                                --------------------------------------------------------------------
                                APRIL 30, 1997   JULY 31, 1997   OCTOBER 31, 1997   JANUARY 31, 1998
                                --------------   -------------   ----------------   ----------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.....................     $34,714          $40,515          $39,477            $74,192
Gross profit..................      13,651           16,297           15,514             32,563
Income from operations........       1,809            3,868            2,504             14,035
Income before extraordinary
  item........................         540            1,760              909              8,021
Net income....................         540            1,760              909              6,986(1)
Diluted earnings per share:
  Income before extraordinary
     item.....................     $  0.03          $  0.11          $  0.06            $  0.52
                                   =======          =======          =======            =======

---------------

(1) Reflects extraordinary loss on extinguishment of debt in the fourth quarter of fiscal 1997 (See Note 9, Extraordinary Items).

17. SUBSEQUENT EVENTS

     On December 14, 1999, the Board of Directors of the Company approved a three-for-two stock split to be effected in the form of a stock dividend payable on January 4, 2000 to all common shareholders of record at the close of business on December 24, 1999. The financial statements have been restated for all periods presented to give effect for this split.

     On December 3, 1999 the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, among other things, requires that layaway sales should only be recognized upon delivery of merchandise to the customer. The accounting required by this bulletin needs to be adopted no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. Accordingly, the Company has elected to adopt this pronouncement in the first quarter of fiscal year 2000.

     It is expected that the Company will reflect a charge of approximately $3.0 million, net of a 40% tax benefit, which will be presented as a cumulative effect of this accounting change as of February 1, 2000.

              [picture of store and jewelry items sold at stores]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,925,000 Shares

                                [WHITEHALL LOGO]

                            ------------------------

                                   PROSPECTUS

                                     , 2000

                            ------------------------

                         BANC OF AMERICA SECURITIES LLC

                           CREDIT SUISSE FIRST BOSTON

                            WILLIAM BLAIR & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses and costs payable by Whitehall Jewellers (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

SEC registration fee........................................  $22,312
NASD filing fee.............................................    8,952
The New York Stock Exchange fee.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Printing and engraving expenses.............................        *
Blue Sky fees...............................................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $
                                                              =======

---------------

 *  To be completed by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for indemnification of the Registrant's officers and directors to the fullest extent permitted by applicable law.
Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the DGCL, the Registrant's Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of the Registrant's directors for violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except to the extent provided by the DGCL (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     In addition, the Registrant maintains insurance policies which provide coverage for its officers and directors in certain situations where the Registrant cannot directly indemnify such officers or directors.

     Additionally, reference is made to the underwriting agreement filed as
Exhibit 1.1 to this registration statement, with provides for indemnification by the underwriters of Whitehall Jewellers, its directors and officers who sign the registration statement and persons who control Whitehall Jewellers, under specified circumstances.

ITEM 16. EXHIBITS

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
            1.1*         -- Form of Underwriting Agreement.
            3.1          -- Restated Certificate of Incorporation of the Registrant,
                            is incorporated herein by reference to Exhibit 3.1 filed
                            with the Registrant's Statement on Form S-1, as amended
                            (Registration No. 333-1794)
            3.2          -- Amended and Restated By-Laws of the Registrant are
                            incorporated herein by reference to Exhibit 3.2 filed
                            with the Registrant's Form 10-K for the fiscal year ended
                            January 31, 1999
            3.3          -- Amended and Restated Stockholders Rights Plan,
                            incorporated by reference to Exhibit 99.3 filed with the
                            Registrant's Registration Statement, as amended, on Form
                            8-A (File No. 001-15615)
            5.1*         -- Opinion of Sidley & Austin.
           10.1*         -- Whitehall Jewellers, Inc. 1996 Long-Term Incentive Plan
                            (modified as of July 26, 2000)
           10.2*         -- Whitehall Jewellers, Inc. 1997 Long-Term Incentive Plan
                            (modified as of July 26, 2000)
           10.3*         -- Form of Severance Agreement with Executive Officers (as amended)
           23.1*         -- Consent of Sidley & Austin (included in Exhibit 5.1
                            hereto).
           23.2          -- Consent of PricewaterhouseCoopers LLP.
           24.1          -- Powers of Attorney (included on signature page).

---------------

 * To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 27, 2000.

                                            WHITEHALL JEWELLERS, INC.

                                            By:    /s/ HUGH M. PATINKIN
                                              ----------------------------------

                                                       Hugh M. Patinkin
                                              Chairman, Chief Executive Officer
                                                        and President

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Whitehall Jewellers, Inc., hereby severally constitute and appoint Hugh M. Patinkin and John R. Desjardins and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Whitehall Jewellers, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


              By: /s/ HUGH M. PATINKIN                  Chairman, Chief         Dated: January 27, 2000
  -------------------------------------------------       Executive Officer
                  Hugh M. Patinkin                        and President and
                                                          Director (Principal
                                                          Executive Officer)

             By: /s/ JOHN R. DESJARDINS                 Executive Vice          Dated: January 27, 2000
  -------------------------------------------------       President, Finance
                 John R. Desjardins                       & Administration
                                                          and Director
                                                          (Principal
                                                          Financial and
                                                          Accounting Officer)

             By: /s/ MATTHEW M. PATINKIN                Director                Dated: January 27, 2000
  -------------------------------------------------
                 Matthew M. Patinkin

             By: /s/ NORMAN J. PATINKIN                 Director                Dated: January 27, 2000
  -------------------------------------------------
                 Norman J. Patinkin

                         By:                            Director                Dated:
  -------------------------------------------------
                    Jack A. Smith

               By: /s/ DANIEL H. LEVY                   Director                Dated: January 27, 2000
  -------------------------------------------------
                   Daniel H. Levy

              By: /s/ RICHARD BERKOWITZ                 Director                Dated: January 27, 2000
  -------------------------------------------------
                Richard K. Berkowitz

                                 EXHIBIT INDEX
                           TO REGISTRATION STATEMENT
                                  ON FORM S-3

                           WHITEHALL JEWELLERS, INC.

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          1.1*           -- Form of Underwriting Agreement.
          3.1            -- Restated Certificate of Incorporation of the Registrant,
                            is incorporated herein by reference to Exhibit 3.1 filed
                            with the Registrant's Statement on Form S-1, as amended
                            (Registration No. 333-1794)
          3.2            -- Amended and Restated By-Laws of the Registrant are
                            incorporated herein by reference to Exhibit 3.2 filed
                            with the Registrant's Form 10-K for the fiscal year ended
                            January 31, 1999
          3.3            -- Amended and Restated Stockholders Rights Plan,
                            incorporated by reference to Exhibit 99.3 filed with the
                            Registrant's Registration Statement, as amended, on Form
                            8-A (File No. 001-15615)
          5.1*           -- Opinion of Sidley & Austin.
         10.1*           -- Whitehall Jewellers, Inc. 1996 Long-Term Incentive Plan
                            (modified as of July 26, 2000)
         10.2*           -- Whitehall Jewellers, Inc. 1997 Long-Term Incentive Plan
                            (modified as of July 26, 2000)
         10.3*           -- Form of Severance Agreement with Executive Officers (as amended)
         23.1*           -- Consent of Sidley & Austin (included in Exhibit 5.1
                            hereto).
         23.2            -- Consent of PricewaterhouseCoopers LLP.
         24.1            -- Powers of Attorney (included on signature page).

---------------

* To be filed by amendment.